As filed with the Securities and Exchange Commission on August 7, 1996
                                                  Registration No. 333-4576


                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                             AMENDMENT NO. 2 TO

                                   FORM S-1
                            REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933


                       FURR'S/BISHOP'S, INCORPORATED
          (Exact name of registrant as specified in its charter)

     DELAWARE                      5812                      75-2350724
  (State or other            (Primary Standard           (I.R.S. Employer
  jurisdiction of             Industrial                Identification Number)
 incorporation or           Classification Code
   organization)               Number)


                            6901 QUAKER AVENUE
                           LUBBOCK, TEXAS 79413
                             (806) 792-7151
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              KEVIN E. LEWIS
                         FURR'S/BISHOP'S, INCORPORATED
                              6901 QUAKER AVENUE
                             LUBBOCK, TEXAS 79413
                                (806) 792-7151
           (Name, address, including zip code, and telephone number,
                    including area code, of agent for service)

                                WITH A COPY TO:
                             PATRICK J. FOYE, ESQ.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                               919 THIRD AVENUE
                              NEW YORK, NY 10022
                               (212) 735-3000

Approximate date of commencement of proposed sale of securities to the public:
   From time to time after this Registration Statement becomes effective.

        If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act
   of 1933, check the following box.   (X)

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.



                       FURR'S/BISHOP'S, INCORPORATED

            Cross reference Sheet Showing Location in Prospectus
                    of Information Required by Form S-1

       Registration Statement Item           Location in Prospectus

     A. Information About the Transaction

        1.   Forepart of Registration        Facing Page; Cross
             Statement and Outside Front     Reference Sheet; Front
             Cover Page of Prospectus        Cover Page

        2.   Inside Front and Outside        Inside Front Cover Page
             Back Cover Pages of
             Prospectus

        3.   Summary Information, Risk       Prospectus Summary; Risk
             Factors and Ratio of            Factors
             Earnings to Fixed Charges

        4.   Use of Proceeds                 Use of Proceeds

        5.   Determination of Offering       *
             Price

        6.   Dilution                        *

        7.   Selling Security Holders        Selling Security Holders

        8.   Plan of Distribution            Plan of Distribution

        9.   Description of Securities       Description of Capital
             to be Registered                Stock

        10.  Interests of Named Experts      Legal Matters; Experts
             and Counsel

        11.  Information With Respect to     Outside Front Cover Page;
             the Registrant                  Available Information;
                                             Prospectus Summary;
                                             Background; The
                                             Restructuring; Business;
                                             Risk Factors; Market for
                                             Common Stock and Related
                                             Stockholder Matters;
                                             Selected Historical
                                             Financial Data;
                                             Management's Discussion
                                             and Analysis of Results
                                             of Operations and
                                             Financial Condition;
                                             Management; Security
                                             Ownership of Certain
                                             Beneficial Owners and
                                             Management; Description
                                             of Capital Stock;
                                             Financial Statements

        12.  Disclosure of Commission        *
             Position on Indemnification
             for Securities Act
             Liabilities

     ________________________
     * Omitted because the item is inapplicable or the answer is negative.

[FLAG]

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



     SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED AUGUST 7, 1996

     PROSPECTUS

                         FURR'S/BISHOP'S, INCORPORATED

                       44,751,247 SHARES OF COMMON STOCK
                          ________________________

        This Prospectus relates to the public offering by the selling security holders (the "Selling Security Holders") of 44,751,247 shares (the "Shares") of common stock, par value $.01 per share ("Common Stock"), of Furr's/Bishop's, Incorporated, a Delaware corporation (the "Company").

        On July 31, 1996, the last reported sale price of a share of Common Stock on the New York Stock Exchange was $1-3/8.

     SEE "RISK FACTORS" ON PAGE 7 FOR A DISCUSSION OF CERTAIN RISKS INVOLVED IN THE PURCHASE OF THE SHARES.
                              ________________
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ________________

             The Selling Security Holders directly or through agents, dealers or underwriters may sell the Shares from time to time on terms to be determined at the time of sale. To the extent required, the specific Shares to be sold, the names of the Selling Security Holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter and applicable commissions or discounts with respect to a particular offering will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. See "Plan of Distribution." Each of the Selling Security Holders reserves the sole right to accept or to reject, in whole or in part, any proposed purchase of the Shares.

             The Company will not receive any proceeds from this offering but, by agreement, will pay substantially all expenses of this offering, other than the commissions or discounts of underwriters, dealers or agents, but including the fees and disbursements of one counsel to certain of the Selling Security Holders. The Selling Security Holders, and any underwriters, dealers or agents that participate with the Selling Security Holders in the distribution of the Shares, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" and "Description of the Capital Stock" for a description of indemnification arrangements between the Company and the Selling Security Holders and indemnification arrangements for
     underwriters.            ________________


              THE DATE OF THIS PROSPECTUS IS AUGUST 7, 1996.

             NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                           AVAILABLE INFORMATION

             The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New
     York, New York 10048 and are available at http://www.sec.gov on the world wide web. Copies of such material also can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, material filed by the Company can also be inspected at the offices of the New York Stock Exchange ("NYSE"), 20 Broad Street, Seventh Floor, New York, New York 10005.

             The Company has filed with the Commission a Registration Statement on Form S-1 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Shares. This Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed or incorporated as a part thereof, which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements contained in this Prospectus as to the contents of other documents referred to herein are complete in all material respects, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, and each such statement is qualified in all respects by such reference.

                             CONCURRENT FILING

             Cafeteria Operators, L.P., a Delaware limited partnership and indirect wholly owned partnership subsidiary of the Company ("Cafeteria Operators"), has filed a separate Registration Statement (File No. 333-4578) with the Commission with respect to up to $42,299,505.79 aggregate principal amount of 12% Senior Secured Notes ("12% Notes"), which may be offered from time to time for the accounts of the holders of the 12% Notes. The holders of such 12% Notes include certain of the Selling Security Holders. See "Background; The Restructuring."


         _________________________________________________________

                             TABLE OF CONTENTS

                                    Page                                Page

     Prospectus Summary  . . . . . .  4    Executive Compensation . . .    26
     Risk Factors  . . . . . . . . .  7    Market for Common Stock and
     Use of Proceeds . . . . . . .   10      Related Stockholder Matters.  29
     Background; The Restructuring.  10    Dividend Policy  . . . . . . .  29
     Selected Historical Financial         Security Ownership of
       Information . . . . . . . .   12      Certain Beneficial
     Management's Discussion and             Owners and Management . . .   30
        Analysis of Results of             Selling Security Holders . . .  33
        Operations and Financial           Plan of Distribution  . . . . . 35
        Condition  . . . . . . . .   13    Description of Capital Stock .  36
     Business  . . . . . . . . . .   18    Certain Relationships and
     Management  . . . . . . . . .   24      Related Transactions  . . . . 37
                                           Legal Matters . . . . . . . . . 38
                                           Experts . . . . . . . . . . . . 38



                             PROSPECTUS SUMMARY

          The following is a summary of certain information contained elsewhere in this Prospectus. It is not, and is not intended to be complete. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Prospectus. Unless otherwise defined, capitalized terms used in this Summary have the meanings ascribed to them elsewhere in this Prospectus. Prospective purchasers are encouraged to read carefully all of the information contained in this Prospectus in its entirety.

     THE COMPANY

          Furr's/Bishop's, Incorporated, a Delaware corporation (the "Company"), through its subsidiaries, is one of the largest operators of family-style cafeteria restaurants in the United States (based on the number of cafeterias operated). The Company believes that its cafeterias and buffet, which are operated under the "Furr's" and "Bishop's" names, are well recognized in their regional markets for their value, convenience, food quality and friendly service. The Company's 110 cafeterias and one buffet are located in thirteen states in the Southwest, West and Midwest. The Company also operates two specialty restaurants in Lubbock, Texas under the name Zoo-Kini's Soups, Salads and Grill. In addition, the Company operates Dynamic Foods, its food preparation, processing and distribution division in Lubbock, Texas. Dynamic Foods provides approximately 85% of the food and supply requirements of the Company's cafeteria and buffet restaurants. Dynamic Foods also sells pre-cut produce, bakery items, meats and seafood and various prepared foods to the restaurant, food service and retail markets. See "Business."
     The principal executive offices of the Company are located at 6901 Quaker Avenue, Lubbock, Texas 79413, and the telephone number is (806) 792-7151. Unless the context otherwise requires, all references in this Prospectus to the "Company" include the Company and its subsidiaries.

     BACKGROUND; THE RESTRUCTURING

          The Company recently completed a comprehensive restructuring of its and its subsidiaries' financial obligations (the "Restructuring"). As part of the Restructuring, Cafeteria Operators, L.P., a Delaware limited partnership and indirect wholly owned partnership subsidiary of the Company ("Cafeteria Operators"), executed the Amended and Restated Indenture (the "Indenture") dated as of November 15, 1995 between Cafeteria Operators and Fleet National Bank of Massachusetts (f/k/a Shawmut Bank, N.A.), as trustee, pursuant to which, among other things, the terms of $40.0 million aggregate principal amount outstanding under Cafeteria Operators' 11% Senior Secured Notes due June 30, 1998 (the "11% Notes") issued pursuant to the Indenture dated as of March 27, 1992 between the Company and Shawmut Bank, N.A., as collateral agent (the "Old Indenture"), were amended, with the consent of the holders of the 11% Notes at such time (the "Original 11% Noteholders"), to constitute $40.0 million (subject to the issuance of additional notes in payment of the first interest installment) aggregate principal amount of 12% Senior Secured Notes ("12% Notes") issued pursuant to the Indenture. In addition, Cafeteria Operators issued a 12% Note in the original principal amount of $1.7 (plus interest) million to the Trustees of General Electric Pension Trust ("GEPT") in settlement of a $5.4 million judgment against Furr's/Bishop's Cafeterias, L.P., a Delaware limited partnership and indirect wholly owned partnership subsidiary of the Company ("FBLP"). As part of the Restructuring, Wells Fargo Bank, National Association ("Wells Fargo") received an option to purchase 2.5% of the outstanding Common Stock (the "Wells Fargo Option") in satisfaction of approximately $6.1 million principal amount (plus approximately $1.6 million of accrued and unpaid interest) of indebtedness of a subsidiary of the Company.

          As a result of the Restructuring, indebtedness of Cafeteria Operators in the amount of approximately $153 million aggregate principal amount (plus approximately $46.6 million in accrued and unpaid interest) outstanding under the Old Indenture was exchanged by holders on January 2, 1996 of the 11% Notes (the "Exchanging 11% Noteholders" and together with the Original 11% Noteholders, the "former 11% Noteholders") for an aggregate of 95% of the limited partnership interests of Cafeteria Operators and the right to put to the Company their 95% limited partnership interests in Cafeteria Operators in exchange for 95% of the outstanding Common Stock (the "Put Option"). In addition, outstanding warrants to purchase capital stock of the Company held by certain of the Exchanging 11% Noteholders were cancelled.

          On March 12, 1996, a majority of the Exchanging 11% Noteholders exercised the Put Option and, accordingly, all Exchanging 11% Noteholders put their aggregate 95% limited partnership interests to the Company in exchange for 95% of the outstanding Common Stock. On March 15, 1996, Wells Fargo exercised the Wells Fargo Option thereby becoming the beneficial owner of 2.5% of the outstanding Common Stock. As of the date of this Prospectus, the Exchanging 11% Noteholders no longer own any limited partnership interests of Cafeteria Operators; however, they and their successors and assigns own an aggregate of 95.0% of the outstanding Common Stock. See "Background; The Restructuring" and "Risk Factors -- Ownership of the Company."

     RISK FACTORS
        For a discussion of certain factors that should be considered in evaluating an investment in the Shares, see "Risk Factors" on page 7.


     SUMMARY FINANCIAL DATA

          The following table presents, in summary form, certain historical financial data derived from the audited and unaudited historical consolidated financial statements of the Company and subsidiaries. The interim unaudited historical financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In management's opinion, all adjustments and eliminations, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial statements have been made.
     The results of operations for such interim period are not necessarily indicative of the results for the full year. The data should be read in conjunction with the historical financial statements, and the respective notes thereto, and "Management's Discussions and Analysis of Results of Results Condition," included elsewhere herein. See "Selected Historical Financial Information" and "Management's Discussion and Analysis of Results Condition."


               FURR'S/BISHOP'S, INCORPORATED AND SUBSIDIARIES
                          SUMMARY FINANCIAL DATA
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                            Thirteen      Thirteen
                           weeks ended   weeks ended    Year ended   Year ended   Year ended   Year ended    Year ended
                             April 2       April 4       Jan. 2,       Jan. 3,      Dec. 28,    Jan. 2,        Dec. 28
                             1996           1995          1996          1995          1993        1993          1991(1)


Statement of
Operations Data:

Net Sales . . . . .        $  48,817      $  52,754      $  210,093   $  225,186     $253,700    $268,057     $267,602

Gross Profit  . . .           33,651         35,907         142,330      154,998      177,910     189,391      187,560

Income (Loss) Before
 Interest, Taxes and
 Extraordinary Items           2,091            600         (11,274)       3,554     (143,115)     20,092      (11,853)

Net Income (Loss)
 from Continuing
 Operations  . . . .           2,025         (6,117)        (38,863)     (21,342)    (166,140)     (2,359)     (31,758)

Net Income (Loss)
Per Common Share  .             0.04          (0.13)          (0.80)       (0.44)       (3.42)      (0.05)       (0.65)

Balance Sheet Data:

Cash  . . . . . . .            2,040          1,880             986        1,492        2,921       9,363        8,252

Net Working Capital
 Deficiency  . . . .         (20,812)      (253,950)        (20,672)    (248,854)    (234,764)     (7,193)     (17,200)

Total Assets  . . .           78,332         96,195          78,038       95,917      105,052     253,376      256,350

Total Debt  . . . .           79,903        202,617          80,951      202,661      203,074     203,468      193,495

Stockholders' Equity
 (Deficit) . . . . .         (43,834)      (199,454)        (45,874)    (193,337)    (176,360)     (1,896)         355


(1)  Includes Predecessor Entities for the thirteen weeks ended March 30, 1991.
</TABLE

                                RISK FACTORS

          In considering the matters set forth in this Prospectus, prospective investors should carefully consider, among other things, the significant factors described below which are associated with the Shares before making an investment in the Shares.

     CAPITAL EXPENDITURES

          The Company currently plans to make significant capital expenditures in each of the next three fiscal years to remodel existing cafeterias, implement special programs to enhance customer traffic and develop new restaurants. See "Business --
     Capital Expenditure Program." The Company believes that its planned capital expenditure program is necessary to enable the Company and its subsidiaries to increase revenues and attain profitability in order to service their respective remaining obligations under outstanding debt instruments. Such debt instruments limit the Company's ability to make future capital expenditures. There can be no assurance that the Company will be able to complete its capital expenditure program, service its financial obligations and meet the financial covenants contained in outstanding debt instruments. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

     LEVERAGE

          As of January 2, 1996, the Company's total consolidated indebtedness was approximately $81.0 million and its stockholders' deficit was approximately $45.9 million. At such date, the Company's consolidated total assets were approximately
     $78.0 million.

          In addition to certain customary affirmative covenants, the Indenture contains covenants that, among other things, restrict the ability of Cafeteria Operators and each of its subsidiaries, subject to certain exceptions contained therein, to incur debt, make distributions to the Company or transfer assets. The restrictions may limit the ability of the Company to expand its business and take other actions that the Company considers to be in its best interest.

          The Company and its subsidiaries presently have significant annual interest expense payment obligations under outstanding debt instruments. The ability of the Company and its subsidiaries to satisfy their respective obligations are dependent upon their future performances, which will be subject to financial, business and other factors affecting the business and operations of the Company, including factors beyond the control of the Company and its subsidiaries, such as prevailing economic conditions. Over the long term, the Company's performance will be dependent upon, among other things, its ability to implement successfully its expansion strategies and control costs. See "Business -- Capital Expenditure Program" and
     "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources." If the Company is unable to comply with the terms of outstanding debt instruments and any future debt instruments and fails to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its existing debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained, particularly in view of the Company's anticipated high levels of debt and the fact that a significant portion of Cafeteria Operators' assets, representing substantially all of the Company's consolidated tangible assets have been pledged as collateral to secure indebtedness. These factors could have a material adverse effect on the marketability and value of the Shares.

     OWNERSHIP OF THE COMPANY

          As a result of the Restructuring, the Selling Security
     Holders own approximately 88.8% of the outstanding Common Stock.
     The Selling Security Holders, however, are comprised of fifteen separate holders (or groups of affiliated holders) who are entitled to, and intend to, vote separately upon all matters submitted to a vote of security holders of the Company (including any mergers, sales of all or substantially all of the assets of the Company or Cafeteria Operators and going private transactions). There are no agreements, arrangements or understandings among any of the Selling Security Holders concerning the voting or disposition of any of such Common Stock or any other matter regarding the Company or which might be the subject of a vote of the Company's stockholders. Also, no Selling Security Holder (or affiliated group of Selling Security
     Holders) is a beneficial owner of more than 18% of the Common
     Stock; accordingly, no single Selling Security Holder or affiliated group could itself approve any matter regarding the Company or which might be the subject of a vote of the stockholders. Certain of the Selling Security Holders, who currently hold 12% Notes, were former 11% Noteholders. See
     "Background; The Restructuring."

          In addition, as a part of the Restructuring, Original 11%
     Noteholders designated for nomination a majority of the members of the Board of Directors of the Company. These directors were duly nominated and elected by holders of the former classes of the Company's capital stock at a meeting of the stockholders held prior to the Exchanging 11% Noteholders having exercised the Put
     Option. Such directors will generally have the power to direct the Company's operations. None of such directors, however, is affiliated with any former 11% Noteholder and there is no agreement, understanding or arrangement among any of the former
     11% Noteholders or any such director concerning any matter regarding the governance of the Company. In addition, Kevin E.
     Lewis and E.W. Williams, Jr., directors of the Company, are Selling Security Holders.

     HISTORY OF OPERATING LOSSES

          Until fiscal year 1995, the Company had not reported net income since its inception in 1991. The Company has reported net losses from continuing operations of approximately $2.4 million, $166.1 million and $21.3 million for the fiscal years 1992, 1993 and 1994, respectively. After giving effect to the Restructuring, the Company reported net loss from continuing operations of approximately $38.9 million for fiscal year 1995.
     See "Selected Historical Financial Information."

     NO ANTICIPATED STOCKHOLDER DISTRIBUTIONS

          The Company does not anticipate paying cash distributions in the foreseeable future. The Company's ability to pay cash dividends on the Common Stock will depend on the future performance of the Company and its subsidiaries. Such future performance will be subject to financial, business and other factors affecting the business and operations of the Company and its subsidiaries, including factors beyond the control of the Company and its subsidiaries, such as prevailing economic conditions. In addition, under terms of the Indenture, Cafeteria
     Operators and its subsidiaries may not distribute funds to the Company, unless, immediately after giving effect to such distribution, (i) no default or event of default shall have occurred or be continuing and (ii) the aggregate amount of all outstanding restricted payments and restricted investments as of such date exceeds the difference of (a) fifty percent (50%) of consolidated net income for the period beginning January 2, 1996 and ending the last day of the last full fiscal quarter and
     (b)(x) one hundred percent (100%) of consolidated net income for the last four full fiscal quarters (or, under certain circumstances, a shorter period) if consolidated net income for such period is a loss, or (y) zero, if consolidated net income for such period is not a loss. The Company believes that any refinancing or other indebtedness incurred by the Company or its subsidiaries would contain restrictions on the payment of dividends and making of cash distributions on equity securities generally similar to those in the Indenture. See "Management's
     Discussion and Analysis of Financial Condition and Results of
     Operations -- Liquidity and Capital Resources."

     HOLDING COMPANY STRUCTURE

          The Company is a holding company with no operations, the principal assets of which are general and limited partnership interests in and capital stock of its subsidiaries. The operations of the Company are conducted through its subsidiaries, including Cafeteria Operators and, therefore, the Company is and will continue to be dependent on dividends, distributions or other intercompany transfers of funds from its subsidiaries to allow the Company to service its indebtedness, meet its other obligations and pay dividends, if any, on the Common Stock. The
     Indenture contains restrictions on the ability of Cafeteria
     Operators to make distributions or other intercompany transfers to the Company, and it is likely that any refinancing or other indebtedness incurred by subsidiaries will contain similar restrictions. There can be no assurance that funds generated from future operations of the Company and its subsidiaries will be sufficient to meet their respective debt service and other obligations or that the performances of its subsidiaries will be sufficient to satisfy the financial covenants contained in the Indenture or to allow the Company to pay dividends on the Common
     Stock. In addition, the Company does not anticipate cash being available to pay dividends in the foreseeable future because
     Cafeteria Operators will retain its earnings to fund capital expenditures.

     SHARES AVAILABLE FOR FUTURE ISSUANCE

          As part of the Restructuring, the Company issued to stockholders an aggregate of approximately 40,527,933 five-year warrants, each whole warrant being entitled to purchase one share of Common Stock at an exercise price of $.074 per Share (the
     "Warrants"). The Warrants expire on January 2, 2001. After giving effect to the fifteen-to-one reverse stock split on March
     22, 1996, the Warrants are exercisable into approximately
     2,701,862 shares of Common Stock at an exercise price of $1.11 per share. In addition, the Company has 2,702,720 shares of Common Stock, after giving effect to the reverse stock split, available for issuance pursuant to the 1995 Stock Option Plan of the Company. No prediction can be made as to the effect, if any, that future issuances of shares, the availability of shares for future issuance or the Warrants may have on the prevailing market prices of the Common Stock from time to time.


          The Selling Security Holders own approximately 88.8% of the outstanding Common Stock. Any of the Selling Security Holders may from time to time determine to sell Shares for any reason, subject to compliance with federal securities laws. Issuance or sales of substantial amounts of Common Stock, or the perception that such sales or issuances could occur, could adversely effect prevailing market prices for the Common Stock.


     LEVENSON LITIGATION

          On August 11, 1995, a complaint was filed in the District
     Court of Travis County, Texas by former chairman of the board of the Company, Michael J. Levenson, both individually and on behalf of his minor son Jonathan Jacob Levenson, James Rich Levenson,
     Benjamin Aaron Levenson, S.D. Levenson, General Consulting Group,
     Inc. and Cerros Morado (such lawsuit being the "Levenson
     Litigation"). The complaint names as defendants the Company, Cafeteria Operators, FBLP, Cavalcade & Co., Inc., a dissolved
     Delaware corporation and former general partner of Cafeteria
     Operators ("CCI"), individual members of the board of directors of the Company, Houlihan, Lokey, Howard & Zukin, KL Park,
     Associates, L.P., a Delaware limited partnership controlled by Kevin E. Lewis, Chairman, President and Chief Executive Officer of the Company ("KL Park"), KL Group, Inc., a Delaware corporation controlled by Mr. Lewis ("KL Group"), Skadden, Arps,
     Slate, Meagher & Flom, certain Original 11% Noteholders, Deloitte
     & Touche LLP, Kmart Corporation ("Kmart") and certain partners and employees of the foregoing.


          The complaint alleges, among other things, that the Company and certain defendants conspired to wrest control of the Company away from the Levensons by fraudulently inducing them to transfer their working control of the Company through a series of transactions in which the Levensons transferred capital stock of the Company and stock options in the Company to KL Park and KL
     Group. Plaintiffs initially sought actual damages of approximately $16.4 million, as well as punitive damages. In a Third Amended Petition filed on January 15, 1996, plaintiffs sought an unspecified amount of actual damages, alleging only that their actual damages claim is "no more than $400 million."
     The Company's management believes the allegations are completely without merit and intends to defend the action vigorously.

          On October 6, 1995, the Levensons filed a Notice of Non-Suit as to certain of the defendants, including the Company, Cafeteria
     Operators, FBLP, CCI and specific individual members of the Board of Directors (other than William E. Prather and Kevin E. Lewis).
     As a result of such Notice of Non-Suit, the named entities and individuals are no longer defendants in the Levenson Litigation.

          The Company is required under certain circumstances to indemnify certain of the defendants originally named in the Levensons' complaint, including the individual members of the Board of Directors, former 11% Noteholders, KL Group, KL Park and
     Kmart, from and against all claims, actions, suits and other legal proceedings, damages, costs, interest, charges, counsel fees and other expenses and penalties which such entity may sustain or incur to any person whatsoever by reason of or arising out of the Levenson Litigation. The Company is not required to indemnify KL Group and KL Park for any judgements and settlements in respect of the Levenson Litigation and under no circumstances will the Company be obligated to indemnify any party for any liability resulting from such party's willful misconduct or bad faith. On June 7, 1996, the Company, the Parent and Kevin E.
     Lewis entered into the Consulting and Indemnity Agreement and General Release pursuant to which the Company and the Parent agreed to release any claims it may have against Mr. Lewis and to indemnify and hold harmless Mr. Lewis, to the fullest extent permitted by law, from and against all judgements, costs, interest, charges, counsel fees and other expenses relating to or in connection with any claims, actions, suits and other proceedings by reason of or arising out of any action or inaction by Mr. Lewis in his capacity as an officer, director, employee or agent of the Parent and its affiliates, including the Company, except to the extent that such claim or indemnification arises directly from any claim or cause of action that the Parent or its affiliates may have that relates to or arises from Mr. Lewis' knowingly fraudulent, dishonest or willful misconduct, or receipt of any personal profit or advantage that he is not legally entitled to receive.

          The amount of legal fees and other expenses paid in respect of the Levenson Litigation decreases the amount of cash available to the Company to pay its outstanding indebtedness and other obligations. As of April 2, 1996, the Company had paid approximately $960 thousand in legal fees and other expenses in respect of the Levenson Litigation. In addition, claims for indemnification of fees and expenses aggregating approximately
     $632,828 have been submitted to the Company by former 11%
     Noteholders, which, to date, have not been paid. An adverse judgment against the Company or any of the other defendants which the Company is required to indemnify, a settlement by any defendant which the Company is required to indemnify or the continued payment of substantial legal fees and other expenses would likely have a material adverse effect against the Company.

                             USE OF PROCEEDS

          The Company will not receive any proceeds from the sale of the Common Stock offered pursuant to this Prospectus. The
     Selling Security Holders will receive all of the net proceeds from any sale of the Shares offered hereby.

                       BACKGROUND; THE RESTRUCTURING

          The Company recently completed a comprehensive restructuring of its and its subsidiaries' financial obligations (the
     "Restructuring").  As part of the Restructuring, Cafeteria
     Operators, L.P., a Delaware limited partnership and indirect wholly owned partnership subsidiary of the Company ("Cafeteria
     Operators"), executed the Amended and Restated Indenture (the
     "Indenture") dated as of November 15, 1995 between Cafeteria
     Operators and Fleet National Bank of Massachusetts (f/k/a Shawmut
     Bank, N.A.), as trustee, pursuant to which, among other things, the terms of $40.0 million aggregate principal amount outstanding under Cafeteria Operators' 11% Senior Secured Notes due June 30,
     1998 (the "11% Notes") issued pursuant to the Indenture dated as of March 27, 1992 between the Company and Shawmut Bank, N.A., as collateral agent (the "Old Indenture"), were amended, with the consent of the holders of the 11% Notes at such time (the
     "Original 11% Noteholders"), to constitute $40.0 million (subject to the issuance of additional notes in payment of the first interest installment) aggregate principal amount of 12% Senior
     Secured Notes ("12% Notes") issued pursuant to the Indenture. In addition, Cafeteria Operators issued a 12% Note in the original principal amount of $1.7 million to the Trustees of General
     Electric Pension Trust ("GEPT") in settlement of a $5.4 million judgment (plus interest) against Furr's/Bishop's Cafeterias, L.P., a Delaware limited partnership and indirect wholly owned partnership subsidiary of the Company ("FBLP"). As part of the Restructuring, Wells Fargo Bank, National Association ("Wells
     Fargo") received an option to purchase 2.5% of the outstanding
     Common Stock (the "Wells Fargo Option") in satisfaction of approximately $6.1 million principal amount (plus approximately
     $1.6 million of accrued and unpaid interest) of indebtedness of a subsidiary of the Company.

          As a result of the Restructuring, indebtedness of Cafeteria
     Operators in the amount of approximately $153 million aggregate principal amount (plus approximately $46.6 million in accrued and unpaid interest) outstanding under the Old Indenture was exchanged by holders on January 2, 1996 of the 11% Notes (the
     "Exchanging 11% Noteholders" and together with the Original 11%
     Noteholders, the "former 11% Noteholders") for an aggregate of 95% of the limited partnership interests of Cafeteria Operators and the right to put to the Company their 95% limited partnership interests in Cafeteria Operators in exchange for 95% of the outstanding Common Stock (the "Put Option"). In addition, outstanding warrants to purchase capital stock of the Company held by certain of the Exchanging 11% Noteholders were cancelled.

          On March 12, 1996, a majority of the Exchanging 11%
     Noteholders exercised the Put Option and, accordingly, all Exchanging 11% Noteholders put their aggregate 95% limited partnership interests to the Company in exchange for 95% of the outstanding Common Stock. On March 15, 1996, Wells Fargo exercised the Wells Fargo Option thereby becoming the beneficial owner of 2.5% of the outstanding Common Stock. As of the date of this Prospectus, the Exchanging 11% Noteholders no longer own any limited partnership interests of Cafeteria Operators, however, they and their successors and assigns own an aggregate of 95.0% of the outstanding Common Stock. See "Background; The
     Restructuring" and "Risk Factors -- Ownership of the Company."

          The Company and Cafeteria Operators have agreed to indemnify and hold harmless certain parties in the Restructuring against certain potential claims, actions and liabilities (and related costs and expenses, including counsel fees) in connection with the Restructuring. The Company is not aware of any such claim, action or liability. In addition, the Company and Cafeteria
     Operators have agreed to pay, and have paid, certain expenses
     (including legal fees and expenses) of certain parties in connection with the Restructuring.


     CERTAIN INCOME TAX RAMIFICATIONS OF THE RESTRUCTURING

          As described above, the Restructuring was a complex series of transactions which had a variety of federal income tax implications for the Company. The Recapitalization likely resulted in an ownership change (within the meaning of Section
     382 of the Internal Revenue Code), which is likely to substantially restrict the ability of the Company to utilize existing net operating loss carryovers to offset future income.
     In addition, although the Company believes that such possibility is unlikely, no assurance can be given that the Internal Revenue
     Service might not successfully recharacterize the Recapitalization in a manner which would reduce certain tax attributes of the Company and the other partners of Cafeteria
     Operators (all of which are subsidiaries of the Company) in an amount equal to the excess of the outstanding amount of 11% Notes outstanding prior to the Recapitalization over the fair market value of the 11% Notes at such time.


                 SELECTED HISTORICAL FINANCIAL INFORMATION

          The following table presents summary historical consolidated financial data derived from the audited and unaudited historical financial statements of the Company and subsidiaries. The interim unaudited historical financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In management s opinion, all adjustments and eliminations, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial statements have been made. The results of operations for such interim period are not necessarily indicative of the results for the full year. The data should be read in conjunction with the historical financial statements of the Company and the respective notes thereto, and "Managements Discussion and Analysis of Results of Operations and Financial Condition," included elsewhere in this Prospectus.



                           FURR'S/BISHOP'S, INCORPORATED AND SUBSIDIARIES
                                       SUMMARY FINANCIAL DATA

                               (Dollars in thousands, except per share data)


                                          Thirteen   Thirteen                                Year ended
                                           weeks       weeks       -------------------------------------------------------------
                                           ended       ended
                                           April 2,   April 4,      Jan. 2,      Jan. 3,      Dec. 28,       Jan. 2,     Dec. 28
                                            1996        1995         1996         1995         1993           1993       1991(1)
                                          --------   ---------    ---------   ----------   -----------     --------     --------
Statement of
Operations Data:

Net Sales ............................  $  48,817    $  52,754    $ 210,093    $ 225,186    $ 253,700    $ 268,057    $ 267,602

Gross Profit .........................     33,651       35,907      142,330      154,998      177,910      189,391      187,560

Income (Loss) Before Interest,
Taxes, and Extraordinary Items .......      2,091          600      (11,274)       3,554     (143,115)      20,092      (11,853)

Net Income (Loss) from
Continuing Operations ................      2,025       (6,117)     (38,863)     (21,342)    (166,140)      (2,359)     (31,758)

Net Income (Loss) Per Common
Share ................................       0.04        (0.13)       (0.80)       (0.44)       (3.42)       (0.05)       (0.65)

Balance Sheet Data:

Cash .................................      2,040        1,880          986        1,492        2,921        9,363        8,252

Net Working Capital
Deficiency ...........................    (20,812)    (253,950)     (20,672)    (248,854)    (234,764)      (7,193)     (17,200)

Total Assets .........................     78,332       96,195       78,038       95,917      105,052      253,376      256,350

Total Debt ...........................     79,903      202,617       80,951      202,661      203,074      203,468      193,495

Stockholders' Equity (Deficit) .......    (43,834)    (199,454)     (45,874)    (193,337)    (176,360)      (1,896)         355



(1)      Includes Predecessor Entities for the thirteen weeks ended March 30, 1991.



              MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                   OF OPERATIONS AND FINANCIAL CONDITION

          The Company's fiscal year is a 52-53 week year. Fiscal 1995 included 52 weeks and fiscal 1994 included 53 weeks. During
     1993, the Company changed its fiscal year to end on the Tuesday nearest December 31. Prior years ended on the Saturday nearest December 31. This change resulted in fiscal 1993 ending on December 28, 1993 and including 51 weeks and 3 days.

          The following table sets forth certain statement of operations data and restaurant data for the periods indicated (dollars in thousands, except sales per unit):

                              Thirteen  Thirteen
                                weeks    weeks                         Year
                                ended    ended     Year      Year      ended
                                April    April     ended     ended      Dec.
                                 2,       4,      Jan 2,     Jan 3,      28,
                                1996     1995      1996      1995       1993

Statement of operations data:
   Sales                      $48,817  $52,754  $ 210,093  $ 225,186  $ 253,700
   Costs and expenses
   Cost of sales
    (excluding
    depreciation)              15,166   16,847     67,763     70,188     75,790
     As a percent
     of sales                   31.1%    31.9%      32.3%      31.2%      29.9%
   Selling, general and
    administrative            29,211    31,967    127,329    137,910    158,523
     As a percent
     of sales                  59.8%     60.6%      60.6%      61.2%      62.5%
   Depreciation and
    amortization               2,349     3,340     14,002     11,320     13,923
   Special charges                                 12,273      2,214     13,100
   Goodwill write-off            -         -         -           -      135,479

   Total costs and
    expenses                  46,726    52,154    221,367    221,632    396,815
   Operating income
    (loss)                     2,091       600    (11,274)     3,554   (143,115)
   Interest expense               66     6,717     27,589     24,896     23,025
   Loss before extraordinary
    credit                    $2,025  $ (6,117)  $(38,863)  $(21,342) $(166,140)

 Restaurant Units in
  Operation:
   Beginning of period                                129        142        147
   Opened                                              -           1         -
   Closed                                             (14)       (14)        (5)

   End of Period                                      115        129        142

 Restaurant units
  reserved to be closed
  at the end of period                                  2          4         13

 Average weekly sales
  per restaurant unit
  (for units open at
  year end and which
  operated the full
  year)                                          $ 32,916   $ 32,533  $  33,970


          On January 2, 1996, at a special meeting, stockholders approved the Restructuring. A series of financial restructuring transactions resulted in the recognition of a $170,239 extraordinary credit in the fiscal year ended January 2, 1996.

     THIRTEEN WEEKS ENDED APRIL 2, 1996

          Results of operations. Sales for the first fiscal quarter of 1996 were $48.8 million, a decrease of $3.9 million from the same quarter of 1995. Operating income for the first quarter of 1996 was $2.1 million compared to $600 thousand in the prior year. Net income for the first quarter of 1996 was $2.0 million compared to a net loss of $6.1 million in the first quarter of 1995. During the first quarter of 1996, sales were negatively impacted primarily by including fewer units in the operating results.

          Sales. Restaurant sales in comparable units were 0.3% lower in the first quarter of 1996 than the same quarter of 1995.
     Sales for the first fiscal quarter were $3.3 million lower than the prior year due to there being 12 fewer units included in operating results. Sales in the first quarter included $837 thousand of Dynamic Foods sales to third parties.

          Cost of sales. Excluding depreciation, cost of sales was 31.1% of sales for the first quarter of 1996 as compared to 31.9% for the same quarter of 1995. The decrease in the percentage of revenues was the result of changes in the menu mix and lower product costs.

          Selling, general and administrative. Selling, general and administrative ("SG&A") expense was lower in the aggregate by $2.8 million in the first quarter of 1996 due primarily to there being fewer units included in the operating results. SG&A expense was $2.4 million lower than the prior year due to there being 12 fewer units included in operating results. The change in SG&A expense included increases of $409 thousand in salaries, wages and related benefits, and decreases of $1.1 million in marketing expense.

          Depreciation and amortization. Depreciation and amortization expense was lower by $991 thousand in the first quarter of 1996 due to the reduction of certain depreciable assets in 1995 in accordance with Statement of Financial
     Accounting Standard No. 121 and the reduction in the useful lives of certain depreciable assets in the prior year.

          Interest expense. Interest expense was lower than the prior year by $6.7 million as a result of the Restructuring. In accordance with Statement of Financial Accounting Standard No. 15, the restructured debt was recorded at the sum of all future principal and interest payments and there is no recognition of interest expense thereon.

     FIFTY-TWO WEEKS ENDED JANUARY 2, 1996

          Results of operations. Sales for the fifty-two week fiscal year ended January 2, 1996 were $210.1 million, a decrease of $15.1 million from the fifty-three week fiscal year ended January 3, 1995. The operating loss for the fiscal year ended 1995 was $11.3 million compared to income of $3.6 million in fiscal year 1994. The operating results of fiscal 1995 included special charges of $12.3 million compared to $2.2 million in the prior year. Net loss before extraordinary items for fiscal 1995 was $38.9 million, compared to $21.3 million for fiscal 1994.

          Sales. Restaurant sales in comparable units were 2.2% lower in fiscal 1995 than 1994. For the units that were open for the entire year, average weekly sales were $32,916 in fiscal 1995. Sales in 1995 were lower than the prior year by $6.8 million as a result of sixteen fewer units being included in the results of operations in the current year and were lower by $2.7 million as a result of three fewer specialty restaurants being included in the results of operations in the current year. Sales were lower in fiscal 1995 by approximately $3.7 million due to there being one less week than the prior fiscal year. Sales in fiscal year 1995 included $4.6 million of Dynamic Foods sales to third parties and $1.9 million from the two Zoo-Kini's Soups, Salads and Grill restaurants.

          Cost of sales. Excluding depreciation, cost of sales was 32.3% of revenues for fiscal year 1995 compared to 31.2% for fiscal year 1994. The increase in the percentage of revenues was the result of continued changes in the menu mix designed to improve food quality and variety and to create a better value for the guest.

          Selling, general and administrative. SG&A expense was lower in the aggregate by $10.6 million in fiscal year 1995 compared to fiscal year 1994. Of the decrease, $6.3 million was due to operating results including sixteen fewer units and $2.0 million due to operating three fewer specialty restaurants. SG&A expense includes decreases of $2.8 million in salaries, wages and related benefits, $3.5 million in marketing expense, including discounts, $902 thousand in taxes, and $442 thousand in travel and related expenses. SG&A expense includes increases of $878 thousand in professional service expenses and $417 thousand in repair and maintenance expenses. Corporate overhead expense in fiscal 1995 (included in the variances above) was $1.0 million lower than the prior year.

          Special charges. The loss from operations for the fiscal year ended January 2, 1996 includes special charges of $12.3 million, which includes charges to reserves of $4.5 million related to the closing of fourteen units, including two units to be closed in future periods, and adjustments to the units previously reserved. Also included is $7.8 million to recognize the write-down of certain assets to estimated fair values in accordance with the adoption of SFAS 121. The loss from operations for the fiscal year ended January 3, 1995 includes special charges of $2.7 million resulting primarily from the closing of one buffet restaurant and one specialty restaurant and a credit of $442 thousand related to the settlement of a lawsuit.

          Depreciation and amortization. Depreciation and amortization expense was $2.7 million higher than the prior year, due primarily to the reduction in the estimated useful lives of certain depreciable assets.

          Interest expense. Interest expense was $2.7 million higher than the prior year as a result of the deferral of the interest payments that were due on dates from December 31, 1993, through and including December 31, 1995 and the related interest thereon, as well as the interest on the GEPT judgement.

          Extraordinary credit. The results of fiscal year 1995 include an extraordinary credit of $170.2 million relating to the reduction of debt in a series of financial restructuring transactions.

     FIFTY-THREE WEEKS ENDED JANUARY 3, 1995

          Results of operations. Sales for the fifty-three week fiscal year ended January 3, 1995 were $225.2 million, a decrease of $28.5 million from the fifty-one and one half week fiscal year ended December 28, 1993. Operating income for fiscal year 1994 was $3.6 million compared to an operating loss of $143.1 million in fiscal year 1993. The net loss for fiscal year 1994 was $21.3 million compared to a net loss of $166.1 million in fiscal year 1993. The losses in fiscal 1993 include the effect of the Company's decision to write off $135.5 million of goodwill. (See discussion below.) During fiscal year 1994, sales were negatively impacted by several factors including fewer units included in the operating results, extreme winter weather early in the year, and increased competition in the Company's major markets and a reduced price, value oriented marketing campaign. Fiscal 1994 sales were positively impacted by the inclusion of one and one half additional weeks of operating results.

          Sales. The average guest count in comparable units was 5.4% lower in fiscal year 1994 than fiscal year 1993 due, in part, to extreme winter weather early in the year, while the average guest ticket was 1.7% lower reflecting price reductions and value oriented marketing. For the units that were open for the entire year, average weekly sales were $32,533 in fiscal 1994. Sales in 1994 were lower than the prior year by $16.1 million as a result of eighteen fewer units being included in the results of operations in the current year. Sales were also lower by $2.8 million due to the sale of one unit and the loss of another unit in a fire in February of 1994. Sales were lower by $2.3 million due to the closing of one specialty restaurant and the disposition of two others. Sales were higher in fiscal 1994 by approximately $5.9 million due to an additional one and one half week of operating results. Sales in fiscal year 1994 included $3.9 million of Dynamic Foods sales to third parties, $2.7 million from the three El Paso Bar-B-Que restaurants (for the first two quarters only) and $2.1 million from the two Zoo-Kini's Soups, Salads and Grill restaurants.

          Cost of sales. Excluding depreciation, cost of sales was 31.2% of sales for fiscal year 1994 compared to 29.9% for fiscal year 1993. The increase in the percentage of revenues was the result of changes in the menu mix designed to improve food quality and variety and to create a better value for the guest.

          Selling, general and administrative. Selling, general and administrative expense was lower in the aggregate by $20.6 million in fiscal year 1994 than in fiscal year 1993. SG&A expense in 1994 was $13.2 million lower than the prior year due to operating results including eighteen fewer units and was lower by $1.8 million due to operating results including three fewer specialty restaurants during the year. SG&A was also lower than in fiscal year 1993 by $1.6 million due to the sale of one unit and the loss of another unit in a fire in 1994. The change in SG&A expense also included increases of $688 thousand from one additional Zoo-Kini unit and $1.6 million in salaries, wages and related benefits, and supplies and taxes were higher in the aggregate by $495 thousand. Marketing expense was $3.0 million lower than the prior year, professional fees were lower by $2.0 million and moving, travel, public relations, insurance and utility expenses were lower by an aggregate of $1.4 million. Corporate overhead expense in fiscal year 1994 (included in the variances above) was $2.3 million lower than the prior year.
     SG&A expense in fiscal 1993 was offset in part by a gain of $1.3 million related to the termination of a lease agreement.

          Special Charges. The loss from operations for the fiscal year ended January 3, 1995 includes special charges of $2.7 million resulting primarily from the decision to close one buffet restaurant and one specialty restaurant and adjustments to units previously reserved to be closed. Also included is a credit of $442 thousand related to the settlement of a lawsuit previously filed against the Company by the Internal Revenue Service.

          The operating results of fiscal 1993 include special charges aggregating $13.1 million. These charges include approximately $8.0 million related to store closings, $1.5 million of estimated operating and financial restructuring costs, $1.5 million for writing down the values of certain non-operating assets, $741 thousand of estimated costs related to certain lawsuits, $761 thousand for writing down the values of certain operating assets and $515 thousand for severance amounts payable to the former Chairman of the Board.

          Goodwill.   After a careful analysis of the Company's
     financial condition, as part of management's periodic review of the carrying amount of goodwill, the Company determined at the end of fiscal 1993, based upon historical operating trends, and without anticipating the effects of any potential restructuring of its debts and other obligations, that its projected results would not support the future recovery of the Company's goodwill balance of $135.5 million. Accordingly, the Company wrote off its goodwill balance in the fourth quarter of 1993.

          Depreciation and amortization. Depreciation and amortization expense was lower by $2.6 million in fiscal year 1994 due primarily to the elimination of goodwill amortization at the end of fiscal 1993.

          Interest expense. Interest expense was higher than the prior year by $1.9 million primarily as a result of the deferral of the interest payments that were due on December 31, 1993, March 31, 1994, June 30, 1994, September 30, 1994 and December 31, 1994 and the related interest thereon, as well as the interest on the GEPT judgement.

     NEW ACCOUNTING PRONOUNCEMENTS

          In October 1995, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which requires companies to adopt a method of accounting for valuing compensation attributable to stock options. SFAS 123 is effective for fiscal years beginning after December 15, 1995. As allowed under the provisions of SFAS 123, the Company has elected to continue accounting for such compensation as provided by Accounting Principles Board Opinion No. 25, which will not have any effect on the Company's consolidated financial statements, except for additional disclosure.

          Effective January 2, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") and recorded a special charge of $7.8 million to recognize the write-down of certain assets in property, plant and equipment to estimated fair value, based on expected future cash flows. SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

     LIQUIDITY AND CAPITAL RESOURCES

          During fiscal 1995, cash provided from operating activities of the Company was $9.5 million compared to $6.3 million in 1994. Cash used for the payment of interest was approximately $48 thousand in 1995 compared to $286 thousand during 1994. On December 30, 1993, $10.6 million of interest that was due December 31, 1993, was deferred until January 15, 1995 and remained unpaid until such interest was forgiven in partial exchange for limited partnership interests issued to former 11% Noteholders in the Restructuring on January 2, 1996. Also, $10.6 million of interest payments due on June 30, 1994, December 31, 1994, June 30, 1995 and December 31, 1995 were unpaid or deferred until the Restructuring on January 2, 1996. Likewise, $437 thousand of interest due on March 31, 1994, $439 thousand of interest due on September 30, 1994, March 31, 1995 and September 30, 1995 on the 9% Note was deferred until the Restructuring on January 2, 1996. The Company made capital expenditures of $8.0 million during 1995 compared to $5.7 million during 1994. Cash, temporary investments and marketable securities were $986 thousand at January 2, 1996 compared to $1.5 million at January 3, 1995. The cash balance at both dates included $800 thousand which was restricted pursuant to collateral requirements in a letter of credit agreement. The current ratio of the Company was .30:1 at January 2, 1996 compared to .047:1 at January 3, 1995. The Company's total assets at January 2, 1996 aggregated $78.0 million compared to $95.9 million at January 3, 1995.

          The Company's restaurants are a cash business. Funds available from cash sales are not needed to finance receivables and are not generally needed immediately to pay for food, supplies and certain other expenses of the restaurants. Therefore, the business and operations of the Company have not historically required proportionately large amounts of working capital, which is generally common among similar restaurant companies. Should Dynamic Foods continue to expand its sales to third parties, the accounts receivable and inventory related to such sales could require the Company to maintain additional working capital.

          Cafeteria Operators has outstanding $78.4 million of 12% Notes due December 31, 2001, including $32.9 million of accrued interest. Under the terms of the 12% Notes, a semi-annual cash interest payment of approximately $2.7 million is due on each March 31 and September 30. The obligations of Cafeteria Operators under the 12% Notes are secured by a security interest in and a lien on substantially all of the personal property of the Partnership and mortgages on all fee (but not leasehold) real properties of Cafeteria Operators (to the extent such properties are mortgageable).

          In addition to certain customary affirmative covenants, the Indenture contains covenants that, among other things, restrict the ability of Cafeteria Operators and each of its subsidiaries, subject to certain exceptions contained therein, to incur debt, make distributions to the Company or transfer assets. The restrictions may limit the ability of the Company to expand its business and take other actions that the Company considers to be in its best interest.

          Additionally, Cavalcade Foods, Inc., an indirect wholly owned partnership subsidiary of the Company ("CFI") has outstanding the non-recourse note in the principal amount of $2.0 million. The note is secured by certain real estate in Lubbock, Texas held by Cavalcade Development, L.P., an indirect wholly owned partnership subsidiary of the Company .

          The Company intends to pursue a program of remodeling existing cafeterias, opening new restaurants, and possibly acquiring existing restaurants or food service companies. The Company anticipates expending approximately $9 million in fiscal 1996 to remodel existing cafeterias and open new restaurants and to make other capital expenditures. No assurance can be given that the Company will generate sufficient funds from operations or obtain alternative financing sources to enable it to make the anticipated capital expenditures.

          Cafeteria Operators, the sponsor of the Cavalcade Pension Plan, has agreed to provide for funding at least two-thirds of the $4.6 million of the unfunded current liability which existed at the end of fiscal 1992 by the end of 1998. If the agreed upon funding is not satisfied by the minimum required annual contributions, as adjusted for the deficit reduction contribution and determined under Section 412 of the Internal Revenue Code, the Company will make contributions in excess of the minimum annual requirement.


          On November 15, 1993, the Company entered into the Amendment to Master Sublease Agreement, dated as of December 1, 1986, with Kmart pursuant to which, among other things, the aggregate monthly rent for the period August 1, 1993 through and including December 31, 1996 was reduced by approximately $1.6 million annually, and the aggregate monthly rent for the period January 1, 1997 through and including December 31, 1999 was reduced by approximately $1.2 million annually; provided that, during such period, among other things, Kevin E. Lewis remains as Chairman of the Board of the Company. On June 7, 1996, the Company and the Parent entered into an agreement with Mr. Lewis pursuant to which Mr. Lewis will resign as Chairman of the Board on December 31, 1996, unless requested by the Board of Directors to continue until December 31, 1997. See "Management -- Executive Compensation -- Employment and Consulting Arrangements." As a consequence of this action, the Company anticipates entering into negotiations with Kmart to modify the amendment to remove the provisions requiring Mr. Lewis to remain as Chairman of the Board until the end of 1999. No assurance can be given that Kmart will agree to such modification.


                                  BUSINESS

     GENERAL

          The Company, through its subsidiaries, is one of the largest operators of family-style cafeteria restaurants in the United States. The Company believes that its cafeterias and buffet, which are operated under the "Furr's" and "Bishop's" names, are well recognized in their regional markets for their value, convenience, food quality and friendly service. The Company's 110 cafeterias and one buffet are located in thirteen states in the Southwest, West and Midwest. The Company also operates two specialty restaurants in Lubbock, Texas under the name Zoo-Kini's Soups, Salads and Grill. In addition, the Company operates Dynamic Foods, its food preparation, processing and distribution division in Lubbock, Texas. Dynamic Foods provides in excess of 85% of the food and supply requirements of the Company's cafeteria and buffet restaurants. Dynamic Foods also sells pre-cut produce, bakery items, meats and seafood and various prepared foods to the restaurant, food service and retail markets.

     FAMILY DINING DIVISION

          The Family Dining Division consists of the Company's 110 cafeterias and one pay-at-the-door buffet-style restaurant.

          Cafeterias. Cafeterias occupy a long standing niche in the food service industry, providing the customer with a pleasant, moderately-priced alternative to fast-food chains and conventional full-service restaurants. The Company's cafeterias offer a wide variety of meals appealing to a broad range of personal tastes, including chicken, beef, fish and pasta entrees; soup, salad and vegetable choices; non-alcoholic beverages; and freshly baked pies and cakes. The food is prepared for serving by the individual cafeteria. The Company's cafeterias are generally characterized by quick service and modest prices per guest. Guest tickets for the fiscal years ended January 2, 1996 and January 3, 1995 averaged approximately $5.14 and $5.06, respectively. The Company's cafeterias average approximately 10,000 square feet in size and have average seating capacity for approximately 300 guests. Virtually all of the Company's cafeterias feature "All-You-Can-Eat" at a fixed price all day, every day, as well as the traditional "a la carte" pricing alternative.

          Management believes that the "Furr's" and "Bishop's" names are widely recognized in their regional markets. Management's emphasis on consistent food quality, variety, cleanliness and service has led to a loyal guest base. The Company's customer base consists principally of people over 45 years of age, shoppers, working people and young families.

          The Company considers its cafeteria business to be a relatively mature business, but believes that earnings growth can be achieved through successful implementation of its cost control, remodeling, marketing and growth strategies. Since the fourth quarter of fiscal 1992, the Company has undertaken programs to increase cafeteria traffic by remodeling existing cafeterias and repositioning the cafeteria concept to attract a wider array of customers. The Company believes that for a relatively modest capital investment of approximately $100,000 to $150,000 per unit, it can freshen the appearance of an existing cafeteria and thereby enhance its customer appeal. An average cafeteria remodeling project lasts for a four to six week period and can typically be accomplished without closing the restaurant.

          Virtually all cafeterias offer the choice of "All-You-Can-Eat" and "a la carte" pricing options. As a result, customers choose the pricing and dining format which they find most attractive. The Company's goal is to be the value leader in its segment. The Company has also introduced "Kids' Bars" to all of its cafeterias and buffets. The "Kids' Bar" is a free-standing service area at which children under 10 may serve themselves, on child-size plates, from foods selected to appeal directly to children. The Company believes that the installation of "Kids' Bars" increases the attractiveness of the Company's cafeterias and buffet to younger family diners.

          Buffet. The Company's buffet-style restaurant features traditional American and ethnic foods at a fixed price that entitles each guest to unlimited servings of all menu items and beverages. Food items are served in a "scatter bar" format at buffet islands centrally located in the restaurant's food service area. The "scatter-bar" buffet format emphasizes customer choice by allowing customers to select at their own pace in self selected portions, thereby improving the restaurant experience for the guest. The buffet unit is approximately 10,000 square feet in size and has seating capacity for approximately 300 guests. Guest tickets for the fiscal years ended January 2, 1996 and January 3, 1995 averaged approximately $5.26 and $5.12, respectively.

     ZOO-KINI'S SOUPS, SALADS AND GRILL

          The Company's two Zoo-Kini's Soups, Salads and Grill restaurants are located in Lubbock, Texas. The concept has appealed to younger age groups than the cafeterias and is particularly well-liked by high school and college students, as well as baby boomers. Zoo-Kini's Soups, Salads and Grill restaurants are known for an extensive Soup, Salad and Potato Bar, as well as a selection of healthy grilled items and specialty foods. Selected specials are added to the menu on a daily basis. Zoo-Kini's Soups, Salads and Grill restaurants offer full table service and serve several varieties of wine and beer as well as flavored cappuccino and espresso. Mixed drinks are available, but do not represent a significant portion of sales. There is no bar area in either restaurant, but an outdoor patio area at one location with seating for 55 serves as a bar during the warmer months.

          Zoo-Kini's Soups, Salads and Grill restaurants are known for the signature neon animals in their windows and a large interior mural emphasizing wildlife themes. Zoo-Kini's Soups, Salads and Grill restaurants are currently approximately 4,700 square feet in size and have seating capacity for 135-200 guests. Guest tickets for the fiscal years ended January 2, 1996 and January 3, 1995 averaged approximately $5.96 and $5.78, respectively.

     MARKETING AND ADVERTISING

          The Company's marketing program utilizes a variety of media to attract customers to the Company's restaurants and to create a targeted image for the Company's restaurants. First, the Company utilizes point of sale advertising within its restaurants, to focus customers on the various food items and promotions being offered at the restaurant. Billboard advertising, newspaper and direct mail programs within the communities in which the Company has a large presence are used to direct customers to the Company's restaurants and to promote specific programs, including the one-price "All-You-Can-Eat" concept. Radio and television advertisements are also used by the Company to enhance its image with respect to food quality and value pricing and to support and introduce new concepts or programs at its restaurants. The Company frequently uses all of its marketing tools together to introduce or promote one concept or program. In addition, store managers and other personnel are encouraged to participate in local public relations and promotional efforts.

     DYNAMIC FOODS


          The Company operates Dynamic Foods, a food preparation, processing and distribution facility in Lubbock, Texas which supplies in excess of 85% of the food and supply requirements of the Company's family dining restaurants, providing the Company with uniform quality control and the ability to make volume purchases. In addition, management believes that there is significant potential for utilizing the available excess capacity at Dynamic Foods by increasing sales to third parties of pre-cut produce and other prepared foods or through other transactions.

          Dynamic Foods prepares and processes approximately 250 separate food items, including over 50 salad and other fresh vegetable offerings under the "Dynamic Foods" and "Furr's Carry Out Kitchen" labels. Currently, approximately 90% of Dynamic Food's manufacturing output is used at the Company's restaurants and the remainder is sold to third parties.

          In 1993, Dynamic Foods commenced third party sales of pre-cut produce, meats and seafood, bakery goods and other prepared foods and entrees. In fiscal years 1993, 1994 and 1995, third party sales by Dynamic Foods aggregated $1.7 million, $3.9 million and $4.6 million, respectively.

     RESTAURANT MANAGEMENT

          The success of each restaurant's operation is largely dependent upon the quality of in-store management and mid-level supervisory management. Experienced and well trained in-store management is important to assure good service, quality food and the cleanliness of each restaurant, to control costs, and to monitor local eating habits and traffic.

          Each cafeteria and buffet is operated under the supervision of a general manager, a food and beverage manager and one or two associate managers. Each cafeteria generally employs between 40 and 70 workers of whom approximately 33% are part-time workers. The buffet-style restaurant typically employs fewer persons as the "scatter-bar" concept reduces service staffing requirements.

          The general managers of the Company's family dining restaurants report to twelve regional managers who report to the Vice President, Field Operations, who reports to the Chief Executive Officer of the Company. The general managers have responsibility for day-to-day operations, including food ordering, labor scheduling, menu planning, customer relations and personnel hiring and supervision. The regional managers visit each restaurant regularly and work with the in-store managers to evaluate maintenance of overall operating standards. They also make quality control checks, train personnel in operating procedures and evaluate procedures developed by cafeteria and buffet personnel for possible use in all Company owned family dining units.

          The management team for a Zoo-Kini's Soups, Salads & Grill restaurant consists of one general manager and two or three assistant managers. Each specialty restaurant employs a high proportion of part-time hourly employees, most of whom work for an average hourly wage significantly less than employees earn at cafeterias and buffets, due to the larger possible tip income at the restaurants. Working in concert with the general managers, the Company's senior management defines operational and performance objectives for each specialty restaurant.

     SERVICE MARKS AND TRADEMARKS

          The Company utilizes and is dependent upon certain registered service marks, including "Furr's Cafeterias" and "Bishop Buffets", and a stylized "F" trademarked by Furr's. The Company has applied for trademark registration for its Zoo-Kini's Soups, Salads and Grill restaurants as well as its Dynamic Foods manufacturing division. Other trademarks are current and are renewable on dates ranging from July 1996 to February 2008. The Company is not aware of any party who could prevail in a contest of the validity of such service marks and trademarks. In October 1994, the Company licensed the use of its "El Paso Bar-B-Que Company" and related trademarks to M&B Restaurants, L.C. under a License and Development Agreement. The agreement requires M&B Restaurants, L.C. to pay royalties and new unit opening fees on 25 units required to be opened over the term of the agreement.

     SEASONALITY

          Customer volume on a Company-wide basis at most established restaurants is generally somewhat lower in the winter months, due primarily to weather conditions in certain of the markets for the Company's restaurants. As a consequence, the first and fourth quarters of the year historically produce lower sales and results of operations. A harsh winter season has a negative effect on the Company's revenues, results of operations and liquidity.

     WORKING CAPITAL REQUIREMENTS

          The Company's restaurants are a cash business. Funds available from cash sales are not needed to finance receivables and are generally not needed immediately to pay for food, supplies and certain other expenses of the restaurants. Therefore, the business and operations of the Company have not historically required proportionately large amounts of working capital, which is generally common among similar restaurant companies. Should Dynamic Foods continue to expand its sales to third parties, the accounts receivables and inventory related to such sales could require it to maintain additional working capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     COMPETITION

          The food service business is highly competitive in each of the markets in which the Company's restaurants operate and is often affected by changes in consumer tastes, economic conditions and demographic and local traffic patterns. In each area in which the Company's restaurants operate, there is a large number of other food service outlets including other cafeterias, buffets and fast-food and limited-menu restaurants which compete directly and vigorously with the Company's restaurants in all aspects, including quality and variety of food, price, customer service, location and the quality of the overall dining experience.

          Neither the Company nor any of its competitors has a significant share of the total food service market in any area in which the Company competes. The Company believes that its principal competitors are other cafeterias and buffets; moderately-priced, conventional restaurants, fast-food outlets, and eat-at-home alternatives. Many of the Company's competitors, including its primary cafeteria and buffet competitors, have greater financial resources, lower total debt-to-equity ratios and lower debt costs than does the Company. The Company competes with other food service outlets for management personnel based on salary, opportunity for advancement and stability of employment. The Company believes it offers existing and prospective management personnel an attractive compensation and benefits package with opportunity for advancement in a stable segment of the food service industry.

          The food manufacturing and distribution business is highly competitive and many of Dynamic Foods' competitors are large regional or national food processors and distributors with significantly greater financial resources than the Company. Accordingly, there can be no assurance that Dynamic Foods will be able to penetrate the food distribution market or generate significantly higher revenue or increase the profitability of the Company.

     CAPITAL EXPENDITURE PROGRAM

            During the fiscal years ended January 2, 1996, January 3, 1995 and December 28, 1993, the Company expended $8.0 million, $5.7 million and $15.7 million, respectively, principally to maintain and remodel existing cafeterias, convert selected units to buffets or specialty formats and improve the facility operated by Dynamic Foods. The Company believes that the aggregate level of capital expenditures over such period has been below that required to expand the Company's cafeteria operations and to remodel existing cafeterias as required by competitive conditions in the restaurant industry. The Company's capital expenditure program is necessary to enable the Company and its subsidiaries to increase their revenue and profitability.

          Subject to its ability to generate necessary funds from operations or to obtain funds from other sources, the Company intends to pursue an active program of remodeling existing restaurants and opening new restaurants. The Company anticipates expending approximately $9 million in each of fiscal years 1996 and 1997 to open new restaurants, remodel existing cafeterias and make other capital expenditures. No assurance can be given that the Company will generate sufficient funds from operations or obtain alternative financing to enable it to make the desired capital expenditures. The Company's ability to open new restaurants will also depend, among other things, upon its ability to secure appropriate store locations on favorable terms and to identify, hire and train personnel for expansion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --Liquidity and Capital Resources."

     EMPLOYEES

          As of March 13, 1996, the Company employed approximately 6,400 persons, of whom approximately 4,000 were employed on a full-time basis. The Company employed approximately 400 persons as managers or assistant managers of its restaurants, twelve persons as regional managers and approximately 75 persons in executive, administrative or clerical positions in the corporate office. None of the Company's employees are covered by collective bargaining agreements. The Company believes that its relations with its employees are satisfactory.

          The majority of the Company's restaurants pay average wages in excess of the current minimum wage standards. However, any future increase in the federal minimum wage could have the effect of increasing the Company's labor costs. In recent years, the market for those employees who have traditionally been employed in the restaurant industry has become increasingly competitive due to fewer persons entering this category of wage earner and the increased government regulation of immigrants entering and working in the United States. In response to this decrease in the available labor pool, the Company has increased its average hourly wage and expanded its hiring and training efforts.

     REGULATION

          The Company's restaurants are subject to numerous federal, state and local laws affecting health, sanitation, waste water, fire and safety standards, as well as to state and local licensing regulating the sale of alcoholic beverages.

          The Federal Americans With Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Such Act became effective as to public accommodations and employment in 1992. Because of the absence of comprehensive regulations thereunder, the Company is unable to predict the extent to which the Act may affect the Company; however, the Company could be required to expend funds to modify its restaurants in order to provide service to, or make reasonable accommodations for the employment of, disabled persons.

          The Company believes that it is in substantial compliance with applicable laws and regulations governing its operations.

     PROPERTIES AND RESTAURANT LOCATIONS

          The following table sets forth the number of restaurants that the Company operates in certain states as of March 28, 1996.

                      STATE             NUMBER OF RESTAURANTS
                  Arkansas                          2
                  Arizona                           8
                  California                        5
                  Colorado                         10
                  Iowa                              7
                  Illinois                          2
                  Kansas                            8
                  Missouri                          3
                  Nebraska                          1
                  New Mexico                       15
                  Nevada                            2
                  Oklahoma                         11
                  Texas                            39
                                                  113

          Site Selection. The Company generally intends to open new restaurants or reposition existing restaurants in markets in which the Company's restaurants are presently located and in adjacent markets, in order to improve the Company's competitive position and increase operating margins by obtaining economies of scale in merchandising, advertising, distribution, purchasing and supervision. The primary criteria considered by the Company in selecting new locations are a high level of customer traffic, convenience to both lunch and dinner customers in demographic groups that tend to favor the Company's restaurants, and the occupancy cost of the proposed restaurant. The ability of the Company to open new restaurants depends on a number of factors, including its ability to find suitable locations and negotiate acceptable leases, its ability to attract and retain a sufficient number of qualified restaurant managers, and the availability of sufficient financing. The Company actively and continuously attempts to identify and negotiate leases for additional new locations.

          Properties. Fifty-four of the Company's restaurants are leased from third parties, another 34 are subleased under a master sublease agreement, 16 are owned and are situated on land leased from third parties and nine are owned in fee simple. Most of the leases have initial terms of from 10 to 20 years and contain provisions permitting renewal for one or more specified terms at specified rental rates. Some leases provide for fixed annual rent plus rent based on a percentage of sales. The average restaurant contains approximately 10,000 square feet and seats approximately 300 guests.

          Dynamic Foods' food manufacturing and distribution facility contains approximately 175,000 square feet and is situated on approximately 24 acres owned in fee simple by the Company in Lubbock, Texas. In addition, a grocery warehouse of approximately 36,000 square feet, a truck terminal of approximately 7,200 square feet and a sales office of approximately 4,000 square feet are located adjacent to the distribution facility.

          The Company's executive offices in Lubbock, Texas consist of approximately 34,000 square feet situated on approximately three acres of land owned in fee simple by the Company. The Company believes that its properties will be adequate to conduct its current operations for the foreseeable future.

          The Company owns in fee simple approximately 19 acres of land in Lubbock, Texas at the corner of Flint Avenue and 50th Street, which was formerly Monterey Shopping Center. This land has been designated to be sold by the Company. In addition, the Company leases one property from a third party and seven under a master sublease, owns eight buildings situated on land leased from third parties and owns three buildings on land owned in fee simple, which are not used in the Company's restaurant business and are periodically leased to third parties.

          The Company, from time to time, considers whether dispositions of certain of its assets, including real estate owned in fee simple and leasehold interests, or potential acquisitions of assets would be beneficial or appropriate for the long-term goals of the Company and in order to increase stockholder value.

     LEGAL PROCEEDINGS

          (1) The Internal Revenue Service (the "Service") has examined the federal income tax returns of certain subsidiaries of the Company, including (i) Foods (for the tax years ended December 31, 1986, 1987, 1988, and 1989), (ii) Cavalcade
     Holdings, Inc. (for the tax years ended June 30, 1985, 1986, 1987, 1988, 1989 and 1990), (iii) CFI as successor in interest to Bishop Buffets, Inc. (for the tax period ended December 27,
     1986), (iv) CFI as successor in interest to Furr's Cafeterias, Inc. (for the period December 27, 1986), and (v) CCI (for the tax years ended December 31, 1987, 1988 and 1989).


          The Service has asserted federal income tax deficiencies of up to $5.5 million plus interest from the date such amounts were deemed payable, with respect to several of the above tax returns. Petitions have been filed to dispute the claims. The cases are on the calendar for trial September 30, 1996.


          (2) On August 11, 1995, a complaint was filed in the District Court of Travis County, Texas by former chairman of the board of the Company, Michael J. Levenson, both individually and on behalf of his minor son Jonathan Jacob Levenson, James Rich Levenson, Benjamin Aaron Levenson, S.D. Levenson, General Consulting Group, Inc. and Cerros Morado. The complaint named as defendants the Company, Cafeteria Operators, Furr's/Bishop's Cafeterias, L.P., Cavalcade & Co., individual members of the Board of Directors, Houlihan, Lokey, Howard & Zukin, Inc., KL Park, KL Group, Skadden, Arps, Slate, Meagher & Flom, certain of the then current and certain Original 11% Noteholders, Deloitte & Touche LLP, Kmart and certain partners and employees of the foregoing.


          The complaint alleged, among other things, that the Company and certain defendants conspired to wrest control of the Company away from the Levensons by fraudulently inducing them to transfer their working control of the Company through a series of transactions in which the Levensons transferred Old Class B Common Stock and stock options in the Company to KL Park and KL Group. Plaintiffs initially sought actual damages of approximately $16.4 million, as well as punitive damages. In a Third Amended Petition filed January 15, 1996, plaintiffs sought an unspecified amount of actual damages, alleging only that their actual damages claim is "no more than $400 million." The Company's management believes the allegations are completely without merit and intends to defend the action vigorously.


          On October 6, 1995, the Levensons filed a Notice of Non-Suit as to certain of the defendants, including the Company, Cafeteria Operators, Furr's/Bishop's Cafeterias, L.P., Cavalcade & Co. and specific individual members of the Board of Directors (other than William E. Prather and Kevin E. Lewis) and amended their complaint. As a result of such Notice of Non-Suit, the named entities and individuals are no longer defendants in the Levenson litigation.

          The Company is required to indemnify certain of the defendants originally named in the Levensons' complaint, including the individual members of the Board of Directors, former 11% Noteholders, KL Group, KL Park and Kmart, from and against all claims, actions suits and other legal proceedings, damages, costs, interest, charges, counsel fees and other expenses and penalties which such entity may sustain or incur to any person whatsoever by reason of or arising out of the Levenson Litigation. The Company is not required to indemnify KL Group and KL Park for any judgments or settlements in respect of the Levenson Litigation and under no circumstances will the Company be obligated to indemnify any party for any liability resulting from such party's willful misconduct or bad faith. On June 7, 1996, the Company, the Parent and Kevin E. Lewis entered into the Consulting and Indemnity Agreement and General Release pursuant to which the Company and the Parent agreed to release any claims it may have against Mr. Lewis, and to indemnify and hold harmless Mr. Lewis, to the fullest extent permitted by law, from and against all judgements, costs, interest, charges, counsel fees and other expenses relating to or in connection with any claims, actions, suits and other proceedings by reason of or arising out of any action or inaction by Mr. Lewis in his capacity as an officer, director, employee or agent of the Parent and its affiliates, including the Company, except to the extent that such claim or indemnification arises directly from any claim or cause of action that the Parent or its affiliates may have that relates to or arises from Mr. Lewis' knowingly fraudulent, dishonest or willful misconduct, or receipt of any personal profit or advantage that he is not legally entitled to receive. See "Risk Factors -- Levenson Litigation."

     MANAGEMENT

     DIRECTORS AND EXECUTIVE OFFICERS

          The names and ages of all current directors and executive officers of the Company are set forth below. The business address of each of the directors and executive officers listed below is c/o Furr's/Bishop's, Incorporated, 6901 Quaker Avenue, Lubbock, Texas 79413. Pursuant to an agreement with the Company and the Parent, Kevin E. Lewis will resign as President and Chief Executive Officer by September 30, 1996 and Chairman of the Board on December 31, 1996, unless requested by the Board of Directors to continue until December 31, 1997. See "Management -- Executive Compensation -- Employment and Consulting Agreements." The Board of Directors has begun a search for an individual to serve as President and Chief Executive Officer of the Company.

            Name            Age   Position

     DIRECTORS:

     Russell A. Belinsky    36    Director
     Suzanne Hopgood        47    Director
     Kevin E. Lewis         31    Chairman, President and Chief
                                    Executive Officer
     Gilbert C. Osnos       66    Director
     Kenneth F. Reimer      56    Director
     Sanjay Varma           42    Director
     E.W. Williams, Jr.     69    Director

     OTHER EXECUTIVE OFFICERS:

     Donald M. Dodson       58    Vice President, Operations Services
     Jim H. Hale            54    Vice President, Field Operations
     Alton R. Smith         43    Executive Vice President

          Russell A. Belinsky has been Managing Director of Chanin and Company since 1990. The company is a specialty investment banking firm, providing a wide range of services to middle market companies in the areas of financially distressed situations, mergers and acquisitions and private placements. Mr. Belinsky is currently a director of Fairfield Communities, Inc., one of the nation's leading vacation ownership companies.

          Suzanne Hopgood has served as President of the Hopgood Group since founding the company in 1985. The company provides consulting and brokerage services to clients with hotel investments.

          Kevin E. Lewis was elected Chairman of the Board of the Company on June 24, 1993 and President and Chief Executive Officer of the Company in July 1994. Prior to serving as Chairman of the Board of the Company, Mr. Lewis was a managing director in the New York office of Houlihan, Lokey, Howard & Zukin, Inc., an investment banking firm, where he had previously served as a Senior Vice President (December 1991 - April 1993), Vice President (1989 - 1991) and Associate (1988 - 1989). Mr. Lewis was a director of the LVI Group, Inc. from December 1991 to May 1993 and has been a director of Robertson-Ceco Corporation since July, 1993.

          Gilbert C. Osnos has been President of Gilbert C. Osnos & Co., Inc. since 1981, and a partner in Grisanti Galef & Osnos Associates since 1981. Mr. Osnos was a director of the Turnaround Management Association from 1988 to 1993 and a director of Trivest Financial Services Corporation and Reprise Capital from 1989 to 1991. Mr. Osnos has served on the boards of directors of Mrs. Fields, Inc. since 1993 and American Mirrex since March 1996.

          Kenneth F. Reimer has been Chairman and CEO of Reimer
     Enterprises, Inc., since 1993. Mr. Reimer was a director of S A Holdings, Inc. from 1993 to 1995. Prior to that, Mr. Reimer was CEO, President and a director of Roma Corporation from 1984 to 1993.

          Sanjay Varma has been a partner in Crescent Real Estate Equities, Ltd. since 1994. Mr. Varma was Executive Vice President of Walt Disney Company, responsible for the Euro Disney Resort from 1989-1994 and Walt Disney World Resorts from 1986-1989. Prior to 1986, Mr. Varma was Area Vice President of Food & Beverage for the Marriott Hotels where he worked for eight years.

          E.W. Williams, Jr. is Chairman of the Board of the Citizens Bank in Slaton, Texas and Bank of Commerce in McLean, Texas; Chairman of the Executive Committee of the Hale County State Bank, Plainview, Texas and First National Bank in Clayton, New Mexico. Mr. Williams is also Chairman of LubCo BancShares, Inc., HaleCo BancShares, Inc., GrayCo BancShares, Inc. and Union Bancshares, Inc. and is Chairman of the Board of Coyote Lake Feedyard, Inc., Muleshoe, Texas. Mr. Williams has held each of these positions for longer than five years. Mr. Williams was previously a director and executive committee member of the Texas Tech University President's Council; founder of the West Texas A&M University President's Council, and was previous director of the Southern Methodist University Foundation and Alumni Association. Mr. Williams also served as Chairman of the Amarillo Hospital District. Mr. Williams currently has farming and ranching interests in Garza County and Bailey County, Texas.

          Donald M. Dodson has been Vice President of Operations Services since 1993 and was formerly Vice President Food and Beverage from 1990 until 1993. He was Vice President of Operations from 1987 to 1990. Mr. Dodson joined the Company in 1958 and managed several cafeterias before becoming a District Manager in 1968.

          Jim H. Hale has been Vice President of Field Operations since April 1996 and was formerly Regional Vice President of Operations from 1975. Mr. Hale joined the Company in 1964 and managed several cafeterias before being promoted to regional management.

          Alton R. Smith has been Executive Vice President of the Company since 1993, Secretary since 1995 and was formerly Executive Vice President and Chief Financial Officer from 1989 until 1993. He was Vice President and Controller between 1986 and 1989. Prior to 1986, Mr. Smith served as Controller and Assistant Secretary from 1985 until 1986. Mr. Smith was Assistant Controller and Assistant Secretary from 1982 to 1985, Director of Taxation from 1978 to 1982 and Tax Manager from 1974 to 1978. He is a certified public accountant and joined the Company in 1974.

     EXECUTIVE COMPENSATION

          There is shown below information concerning the annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended January 2, 1996, January 3, 1995 and December 28, 1993 of those persons who were, at January 2, 1996 (i) the chief executive officer,
     (ii) the four other most highly compensated executive officers of the Company and its subsidiaries for the 1995 fiscal year (the "Named Officers"):


                                     Summary Compensation Table

                                      Annual Compensation                         Long-Term
                                      -------------------                         ---------
                                                                          Compensation
                                                                              Awards       Payouts
                                                                              Stock       Long-Term
   Name and Principal                                                        Options      Incentive   All Other
        Position            Year        Salary        Bonus      Other       (Shares)      Payouts   Compensation
        --------            ----        ------        -----      -----       --------      -------   ------------
Kevin E. Lewis              1995       406,539       50,000          -              -            -              -
  Chairman, President and   1994       463,400       42,000          -              -            -              -
    Chief Executive         1993       251,853(a)         -          -              -            -              -
    Officer

Alton Smith                 1995       120,994        5,000          -              -            -              -
  Executive                 1994       121,500            -          -              -            -              -
    Vice President          1993       121,500            -          -         15,000            -              -

Jim Hale                    1995       106,474       19,000          -              -            -              -
  Regional                  1994       100,000        8,395          -              -            -              -
    Vice President          1993        91,250       21,047          -              -            -              -

Donald M. Dodson            1995       120,994        2,500          -              -            -              -
  Vice President            1994       125,000       10,000          -              -            -              -
    Operations Services     1993       135,563            -          -              -            -              -

Kenneth Rue                 1995       116,154        3,390          -              -            -              -
  Regional                  1994       120,000        8,438          -              -            -              -
    Vice President          1993       114,695       19,136          -              -            -              -

- --------------------------
(a) The salary of Mr. Lewis includes a partial year beginning June, 1993.



     Option Grants

          No grants of stock options were made during the fiscal year ended January 2, 1996 to the Named Officers which are reflected in the Summary Compensation Table. No stock appreciation rights were granted during fiscal 1995.

     Option Exercises and Fiscal Year-End Values

          At January 2, 1996, there were no options outstanding. All options that had been granted to executive officers in prior years had terminated either by the termination of the employee or by agreement between the Company and the holders of the options.

     Certain Compensation Plans

          The Company has a qualified defined benefit pension plan (the "Pension Plan") covering employees and former employees of Cafeteria Operators and its affiliates, including those who were participants in the Kmart Corporation Employees' Retirement Pension Plan (the "Kmart Pension Plan"). The Pension Plan assumed all of the obligations of the Kmart Pension Plan relating to benefits that accrued for employees and former employees of certain of the Company's subsidiaries through the consummation of the acquisition of such subsidiaries from Kmart. Kmart agreed to transfer an amount of plan assets equal to the actuarially computed accumulated benefits applicable to the Furr's and Bishop's employees in the Kmart Pension Plan.

          Benefits for service prior to 1987 were based on the provisions of the Kmart Pension Plan and are frozen for such service. Effective December 31, 1988, the Pension Plan was frozen for highly compensated participants and effective June 30, 1989 benefit accruals of all participants in the Pension Plan were frozen indefinitely.

          The Pension Plan covers all employees who are at least 21 years old and have one year or more of participation service and is integrated with Social Security. A participant's benefit under the Pension Plan will be the greater of (i) a benefit provided by the participant's "cash balance account" defined below, or (ii) the sum of (x) the participant's accrued benefit under the Kmart Pension Plan plus (y) for each year of service after 1986, 0.75% of the participant's "considered pay" for the year plus (z) 0.75% of considered pay exceeding the Social Security integration level for the year. "Considered pay" is comprised of total W-2 compensation, excluding extraordinary items, such as moving expenses and imputed income, and including pre-tax amounts deferred under the Employees' Savings Plan described below. The Social Security integration level is one-half of the Social Security Taxable Wage Base for the year, rounded to the next highest $1,000. A participant's cash balance account will contain an amount equal to the sum of (i) 2% of 1986 considered pay multiplied by the number of years of benefit service prior to 1987, plus (ii) 2% of considered pay for each year thereafter, plus (iii) 6% interest per annum. The normal form of benefit under the Pension Plan will be a life annuity for an unmarried participant and a 50% joint and survivor annuity in the case of a married participant. Alternatively, participants may elect an optional form of payment which is the actuarial equivalent of the life annuity. Participants are fully vested in accrued benefits under the Pension Plan after five years of vesting service. Unreduced benefits are payable at age 65, or, if earlier, when age plus years of service equals ninety.

          The following table shows the amounts payable using the pension plan formula and the benefits accrued under the predecessor plans.

     Approximate Annual Pension at Age 65*

     Current               Total Service As of 12/31/88
     Compensation     5 Years   15 Years  25 Years  35 Years

     $ 75,000         $ 3,700   $ 9,500   $15,400   $21,400
      100,000           5,000    13,500    21,800    30,100
      125,000           6,300    17,300    28,000    38,600
      150,000           7,700    21,100    34,200    47,200
      175,000           9,000    25,000    40,300    55,700
      200,000          10,400    28,800    46,500    64,200
      225,000          11,700    32,600    52,700    72,800
      325,000          17,000    48,300    77,800    94,023

*  Estimates of frozen pension plan benefits.

          The total plan years of service at June 30, 1989 (the date benefit accruals were frozen) of the five Named Officers of the Company and its subsidiaries are Kevin E. Lewis 0, Alton R. Smith 15, Donald M. Dodson 31, Jim H. Hale 26, and Kenneth B. Rue 26. If Mr. Smith, Mr. Dodson, Mr. Hale and Mr. Rue were to retire on their respective retirement dates, they would receive monthly payments of $848, $3,265, $2,027 and $2,401, respectively.

          Cafeteria Operators established an Employees 401K Plan which is qualified under Sections 401(a) and 401(k) of the Code (the "401K Plan"). Under the 401K Plan, participants may elect to make pre-tax contributions, in an amount equal to from 1% to 12% of "considered pay", which consists of total W-2 compensation for personal services, excluding extraordinary pay, such as moving expenses and imputed income. Pre-tax contributions were limited to $9,240 in 1995. Additionally, Cafeteria Operators may make discretionary contributions to the 401K Plan. Employees will be eligible to participate in the 401K Plan at age 21 with one year of participation service.

          Participants' contributions are always fully vested. The Board of Directors will either designate Cafeteria Operators and the Company contributions as fully vested when made, or Cafeteria Operators and the Company contributions will be subject to a vesting schedule under which 100% of Cafeteria Operators and the Company contributions are vested after seven years. Employee contributions may be invested either in a fixed income fund, consisting of guaranteed interest contracts and government securities, or five different equity funds with various growth and income objectives. Loans from participants' pre-tax accounts are permitted after two years of participation.

          Participants may generally receive their vested account balances at the earlier of retirement or separation from service.

          Non-employee directors of the Company receive a fee of $1,500 per month and $1,000 per board meeting attended as compensation for their services. In addition, non-employee directors who are members of any Committee of the Board receive $500 for each meeting attended. Notwithstanding the foregoing, non-employee director compensation shall not exceed $30,000 in any fiscal year.

          The Board of Directors adopted, and on January 2, 1996 the stockholders approved, the 1995 Stock Option Plan authorizing an aggregate of 40,540,795 shares of Common Stock (the "1995 Option Plan"). After giving effect to the reverse stock split, there are 2,702,720 shares of Common Stock reserved for issuance pursuant to the 1995 Option Plan. A Committee of the Board of Directors administers the 1995 Option Plan, including determining the employees to whom awards will be made, the size of such awards and the specific terms and conditions applicable to awards, such as vesting periods, circumstances of forfeiture and the form and timing of payment. Grants including stock options, stock appreciation rights and restricted stock may be made to selected employees of the Company and its subsidiaries and non-employee directors of the Company. There are no options outstanding under the 1995 Option Plan.

     Employment and Consulting Arrangements


          On January 25, 1995, each of Kevin E. Lewis, Alton R. Smith, Donald M. Dodson, Carlene Stewart, John R. Egenbacher and Danny
     K. Meisenheimer entered into an employment agreement with the Company pursuant to which he or she shall be paid an annual base salary of $420,000, 125,000, 125,000, 115,000, 115,000 and
     95,000, respectively, for the period ending January 25, 1996. If such persons' employment shall be terminated by the Company without cause or by such employee under certain circumstances, the Company shall pay to such employee his or her annual base salary in effect on the date of termination for the then remaining term in a lump sum payable on the date of termination. On June 16, 1995, the Board of Directors voted to extend the agreements for the individuals set forth above, except Kevin E. Lewis, at his request, until a date six months after the consummation of the Restructuring. As a result, the remaining employment agreements terminated on July 2, 1996 and Mr. Lewis's agreement expired by its terms on January 25, 1996.

          On June 7, 1996, the Company, the Parent and Kevin E. Lewis entered into the Consulting and Indemnity Agreement and General Release (the "Consulting Agreement") pursuant to which, among other things, Mr. Lewis will resign as President and Chief Executive Officer by September 30, 1996 and Chairman of the Board on December 31, 1996, unless requested by the Board of Directors to continue until December 31, 1997. After his resignation as President and Chief Executive Officer, Mr. Lewis will serve as a consultant to the Company until December 31, 1997. Pursuant to the Consulting Agreement, Mr. Lewis will receive an annual base salary of $350,000 pro-rated through the end of 1996 and $250,000 through the end of 1997. Mr. Lewis received $75,000 upon the execution of the Consulting Agreement and is entitled to receive $75,000 when he resigns as President and Chief Executive Officer and $100,000 on December 31, 1997. In addition, Mr. Lewis is entitled to receive $100,000 if requested to assist in certain negotiations on behalf of the Company and additional compensation based upon the success of such negotiations. Furthermore, the Company agreed to pay, among other things, certain legal expenses of Mr. Lewis incurred in connection with the negotiation of the Consulting Agreement and certain travel and moving related expenses. The Board of Directors has begun a search for an individual to serve as President and Chief Executive Officer of the Company.

         MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS


            The Common Stock is traded on the NYSE under the symbol "CHI." On March 14, 1996, stockholders approved a fifteen-to-one reverse stock split of the Common Stock which became effective on March 22, 1996. As of July 31, 1996, there were 48,325,400 shares of Common Stock outstanding and approximately 2,000 record holders and no dividends had been declared.

            The Company's capital stock previously consisted of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), Class B Common Stock, par value $.01 per share ("Class B Common Stock"), and Series A $9.00 Convertible Preferred Stock, par value $.01 per share ("Convertible Preferred Stock"). As part of the Restructuring, each share of Class A Common Stock, Class B Common Stock and Convertible Preferred Stock were converted into, among other things, the right to receive one, .95, and 1.15 shares of Common Stock, respectively. The Class A Common Stock and the Convertible Preferred Stock were listed for trading on the NYSE under the symbols "CHI" and "CHIpr," respectively.

            The following table provides the high and low closing prices, after giving effect to the Restructuring and the reverse stock split, for the Class A Common Stock prior to January 2, 1996 and the Common Stock subsequent to such date for each quarter of the last two fiscal years and the first quarter of fiscal year 1996:

                  1996                1995               1994
               High      Low       High      Low      High      Low

     First
      Quarter  $4.69     $1.50     $11.25    $3.75    $15.00   $11.25
     Second
      Quarter                        7.50     4.22     12.19     6.09
     Third
      Quarter                        7.03     3.75     11.25     5.16
     Fourth
      Quarter                        6.09     2.11     11.25     2.34


                         DIVIDEND POLICY

            The Company does not anticipate paying cash distributions in the foreseeable future. The Company's ability to pay cash dividends on the Common Stock will depend on the future performance of the Company and its subsidiaries. Such future performance will be subject to financial, business and other factors affecting the business and operations of the Company and its subsidiaries, including factors beyond the control of the Company and its subsidiaries, such as prevailing economic conditions. See "Risk Factors -- No Anticipated Stockholder Distributions."

     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


            The following table sets forth certain information, as of July 31, 1996, with respect to beneficial ownership of each stockholder known by the Company to be the beneficial owner of more than five percent of its equity securities.


      NAME AND ADDRESS OF            NUMBER OF            PERCENT OF
      BENEFICIAL OWNER                SHARES             COMMON STOCK

      Teachers Insurance             8,607,637              17.7
      and Annuity
      Association of America
      730 Third Avenue
      New York, NY  10011

      EQ Asset Trust 1993            8,499,857(1)           17.5
      1345 Avenue of the Americas
      New York, NY  10105

      John Hancock Mutual            5,477,994              11.3
      Life Insurance Company
      P.O. Box 111
      Boston, MA  02117

      The Northwestern               5,471,679              11.2
        Mutual Life
      Insurance Company
      720 East Wisconsin Avenue
      Milwaukee, WI  53202

      The Mutual Life                4,105,339               8.4
      Insurance Company of
        New York
      1740 Broadway
      New York, NY  10019

      Principal Mutual               3,286,701               6.8
      Life Insurance Company
      711 High Street
      Des Moines, IA 50392

      Rock Finance, L.P.             2,998,860               6.2
      1560 Sherman Avenue
      Evanston, IL  60201

      SC Fundamental Value           2,949,620(2)            6.1
      Fund, L.P.
      712 5th Avenue
      New York, NY  10019

     ________________________________

     (1) These shares of the Common Stock (the "Equitable Shares") are held of record by EQ Asset Trust 1993, a Delaware business trust (the "Trust). The Equitable Companies Incorporated ("Equitable") is the beneficiary and owner of the Trust. The Trust is managed by Alliance Capital Management, L.P. ("Alliance") pursuant to a Collateral Management Agreement. A wholly-owned subsidiary of Equitable is the general partner of Alliance; through wholly-owned subsidiaries, Equitable owns a majority of the equity interest in Alliance. The Equitable Shares and such Collateral Management Agreement have been pledged to The Chase Manhattan Bank, N.A., as trustee for the benefit and security of holders of certain notes of the Trust.

          AXA beneficially owns approximately 60.7% of Equitable's outstanding common stock as well as certain convertible preferred stock of Equitable. AXA is indirectly controlled by the Mutuelles AXA (five French mutual insurance companies, acting as a group). AXA and the Mutuelles AXA and certain of their affiliates disclaim beneficial ownership of the Equitable Shares.

     (2) Excludes 1,502,322 shares held by SC Fundamental Value BVI Ltd. Gary N. Siegler and Peter M. Collery, controlling persons of the general partner of the SC Fundamental Value Fund, L.P. and the investment manager of the SC Fundamental BVI Ltd., may be deemed to be beneficial owners of all shares held of record by such entities.



        The following table sets forth certain information, as of July 31 1996, with respect to beneficial ownership of each director, certain officers and all officers and directors as a group. Unless otherwise indicated the business address of each director and executive officer is 6901 Quaker Avenue, Lubbock, Texas 79413.

      NAME AND ADDRESS OF              NUMBER OF            PERCENT OF
        BENEFICIAL OWNER                SHARES             COMMON STOCK

      Russell A. Belinsky                   0                  0.0
      Donald M. Dodson                2,063(1)                   *
      Jim H. Hale                     5,764(2)                   *
      Suzanne Hopgood                       0                  0.0
      Kevin E. Lewis                837,032(3)                 1.7
      Gilbert C. Osnos                      0                  0.0
      Kenneth F. Reimer                     0                  0.0
      Alton Smith                       696(4)                   *
      Sanjay Varma                          0                  0.0
      E.W. Williams, Jr.             44,934(5)                 0.1

      All officers and              900,813(6)                 1.8
        directors as a
        group

     _______________________
     *       Owns less than 0.01%
     (1) Includes warrants to purchase 1,319 shares of common stock at $1.11 per share.
     (2) Includes warrants to purchase 3,691 shares of common stock at $1.11 per share.
     (3) Includes warrants to purchase 535,827 shares of common stock at $1.11 per share.
     (4) Includes warrants to purchase 445 shares of common stock at $1.11 per share.
     (5) Includes warrants to purchase 28,765 shares of common stock at $1.11 per share.
     (6) Includes warrants to purchase 573,342 shares of common stock at $1.11 per share.


                        SELLING SECURITY HOLDERS

            The following table provides certain information with respect to the Shares held by each Selling Security Holder. Except as otherwise noted in this Prospectus, none of the Selling Security Holders listed below has had a material relationship within the past three years with the Company or its subsidiaries, other than as a result of the ownership or placement of the Shares. As a result of the Restructuring, Selling Security Holders own approximately 88.8% of the outstanding Common Stock. Since the Selling Security Holders may sell all or some of their Shares, no estimate can be made of the aggregate amount of Shares that are to be offered hereby or that will be owned by each Selling Security Holder upon completion of the offering to which this Prospectus relates.

            The Selling Security Holders are comprised of fifteen separate holders (or groups of affiliated holders) who are entitled to, and intend to, vote separately upon all matters submitted to a vote of security holders of the Company (including any mergers, sales of all or substantially all of the assets of the Parent or the Company and going private transactions). There are no agreements, arrangements or understandings among any of the Selling Security Holders concerning the voting or disposition of any of such Common Stock or any other matter regarding the Company or which might be the subject of a vote of the Company's stockholders. Also, no Selling Security Holder (or affiliated group of Selling Security Holders) is a beneficial owner of more than 18% of the Common Stock; accordingly, no single Selling Security Holder or affiliated group could itself approve any matter regarding the Company or which might be the subject of a vote of the stockholders. Certain of the Selling Security Holders, who currently hold 12% Notes, were former 11% Noteholders. See "Background; The Restructuring."


            In addition, as a part of the Restructuring, Original 11% Noteholders nominated a majority of the members of the Board of Directors of the Company. Such directors will generally have the power to direct the Company's operations. None of such directors, however, is affiliated with any former 11% Noteholder and there is no agreement, understanding or arrangement among any of the former 11% Noteholders or any such director concerning any matter regarding the governance of the Company. In addition, Kevin E. Lewis and E.W. Williams, Jr., directors of the Company, are Selling Security Holders.

            The Shares offered by his Prospectus may be offered from time to time by the Selling Security Holders named below:

                                                Aggregate Amount of Shares
                                                Beneficially Owned and Being
               Name                             Registered

      Teachers Insurance and Annuity
        Association of America                        8,607,637

      EQ Asset Trust 1993                             8,499,857

      John Hancock Mutual Life Insurance Company      5,477,994

      The Northwestern Mutual Life Insurance
        Company                                       5,471,679

      The Mutual Life Insurance Company of New York   4,105,339

      Principal Mutual Life Insurance Company         3,286,701

      SC Fundamental Value Fund, L.P.                 2,949,620

      SC Fundamental Value BVI Ltd.                   1,502,322

      Wells Fargo Bank, National Association          1,216,224

      The Ohio National Life Insurance Company          984,240

      Century Life of America                           956,271

      Cerebus Partners, L.P.                            657,053

      The Copernicus Fund, L.P.                         479,290

      Kevin E. Lewis                                    301,205

      Mark Zucker                                       239,646

      E.W. Williams, Jr.                                 16,169



            Equitable Real Estate, an affiliate of EQ Asset Trust 1993, is the owner of seven properties in Illinois, Iowa and South Dakota which are leased by Cafeteria Operators. The aggregate amount paid by Cafeteria Operators to Equitable Real Estate in respect of periodic rental installments during fiscal 1995 was $641,402.97. Northwestern Mutual Life Insurance Company is a 50% partner in Champion Investors, which owns property in Champaign, Illinois which is leased by Cafeteria Operators. The aggregate amount paid by Cafeteria Operators to Champion Investors in respect of periodic rental installments during fiscal 1995 was $54,374.65. Such lease was terminated on December 31, 1995. Each of such leases was entered into by Cafeteria Operators and the respective affiliate or related person of such Selling Security Holder prior to the acquisition by such Selling Security Holder of any equity interest in Cafeteria Operators or the Company in connection with Restructuring, and each such lease was negotiated at arm's length on terms no less favorable to the Company than would have obtained from an unrelated landlord.

                          PLAN OF DISTRIBUTION

            The Company will receive none of the proceeds from this offering. The Shares may be sold from time to time to purchasers on the NYSE, in privately negotiated transactions or in the over-the-counter market. The Selling Security Holders may from time to time offer the Shares directly or through underwriters, brokers, dealers or agents, pursuant to (a) a block trade in which a broker or dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; (c) ordinary brokerage transactions and transactions in which the broker or dealer solicits purchasers. In effecting such sales, underwriters, brokers or dealers engaged by the Selling Security Holders may arrange for other brokers or dealers to participate in the resales. Such sales may be effected at market prices and on terms prevailing at the time of sale, at prices related to such market prices, at negotiated prices or at fixed prices. In addition, the Selling Security Holders may engage in hedging or other similar transactions, and may pledge the Shares being offered, and, upon default, the pledgee may effect sales of the pledged shares pursuant to this prospectus. In connection with any hedging transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with Selling Security Holders. The Selling Security Holders may also sell Common Stock short and redeliver the Shares to close out such short positions. The Selling Security Holders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder. Underwriters, brokers, dealers and agents may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Security Holders or the purchasers of Shares for whom they may act as agent. The Selling Security Holders and any underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

            At the time a particular offering of Shares is made, a Prospectus Supplement or a post-effective amendment to the Registration Statement, if required, will be distributed which will set forth the aggregate amount and type of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Security Holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

            To comply with the securities laws of certain jurisdictions, if applicable, the Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

            There is no assurance that the Selling Security Holders will sell any of the Shares. In addition, any Shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold pursuant to Rule 144 rather than pursuant to this prospectus.


            Pursuant to the Exchange Agreement (the "Exchange Agreement") dated as of November 15, 1995 between the Company and former 11% Noteholders, some of which are Selling Security Holders, the Company will pay the expenses of former 11% Noteholders incident to the offering and sale of the Shares to the public, other than commissions, concessions and discounts of underwriters, dealers or agents, but including the fees and disbursements of one counsel to such Selling Security Holders.
     In addition, the Company has agreed to indemnify the Selling Security Holders, and, if requested, any underwriter they may utilize against certain civil liabilities, including liabilities under the Securities Act and, if such indemnification is unavailable, to contribute to payments required to be made by any of them in respect of such liabilities. The Exchange Agreement requires the Company to keep the registration statement of which this prospectus is a part continuously effective until the earlier of (a) August 6, 1999, and (b) the date upon which all Shares have either (i) been disposed of under this prospectus,
     (ii) been distributed to the public pursuant to Rule 144 or Rule 145 under the Securities Act, (iii) been otherwise transferred and subsequent disposition of them shall not require registration or qualification of them under the Securities Act or any similar state law then in force, or (iv) ceased to be outstanding.

                   DESCRIPTION OF CAPITAL STOCK

     GENERAL

            Set forth below is a summary of the terms of the Common Stock. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of the Amended and Restated Certificate of Incorporation of the Company (as amended, the "Certificate of Incorporation") as currently in effect. The Certificate of Incorporation currently authorizes for issuance 70 million shares of capital stock, consisting of 65 million shares of Common Stock and 5 million shares of preferred stock. The Board of Directors may authorize additional series of preferred stock and fix the voting powers, dividend rates, preferences and rights thereof. The Board of Directors has not authorized the issuance of any series of preferred stock.

     COMMON STOCK

            The Company is presently authorized to issue 65 million shares of Common Stock, par value $.01 per share. Holders of Common Stock have no preemptive rights to purchase or subscribe for securities of the Company and the Common Stock is not subject to redemption by the Company or convertible. The Common Stock is listed for trading on the NYSE under the symbol "CHI."

            Dividends. The holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The Company does not currently anticipate paying dividends on its Common Stock in the foreseeable future. The Indenture restricts payments from Cafeteria Operators to the Company under certain circumstances thereby restricting the ability of the Company to issue dividends to its stockholders. See "Risk Factors -- No Anticipated Stockholder Distributions." Before declaring or paying any dividend on the Common Stock, the Board of Directors will consider the effect of any such declaration or payment on the Company's expansion program and the Company's ability to pay
     its other obligations in the future.  See "Risk Factors   Capital
     Expenditures" and "Business   Capital Expenditure Program."  In
     the event of the liquidation, dissolution or winding up of the Company, the holders of Common stock will be entitled to share ratably in any assets of the Company remaining after satisfaction of outstanding liabilities.

            Voting Rights. Except as provided by the DGCL as described below, holders of Common Stock will be entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of a majority of the shares entitled to vote shall constitute a quorum at a meeting of stockholders. Cumulative voting for the election of directors is not permitted; therefore, the holders of a majority of the Company's voting securities can elect all members of the Board of Directors of the Company. The DGCL provides that the holders of the outstanding shares of a class of capital stock shall be entitled to vote as a class upon a proposed amendment to the Certificate of Incorporation, whether or not entitled to vote thereon by the Certificate of Incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

            The transfer agent and registrar for the Common Stock is Chemical Mellon Shareholder Services, 450 West 33rd Street, New York, NY 10001.

     LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS

            Under Section 145 of the DGCL, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, or against expenses incurred in any such action, suit or proceedings. Article Fifth of the Certificate of Incorporation provides the mandatory indemnification of directors and officers to the fullest extent permitted by law, including Section 145 of the DGCL.

            Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemption of, or dividends on, capital stock) of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Article Fifth of the Certificate of Incorporation contains such a provision.

     THE DELAWARE BUSINESS COMBINATION ACT.

            Section 203 of the DGCL (the "Delaware Business Combination Act") imposes a three-year moratorium on business combinations
     (as defined in the Delaware Business Combination Act) between a Delaware corporation and an "interested stockholder" (in general, a stockholder owning 15% or more of a corporation's outstanding voting stock) or an affiliate or associate thereof unless (i) prior to an interested stockholder becoming such, the board of directors of the corporation approved the business combination or the transactions resulting in the interested stockholder becoming such, (ii) upon consummation of the transaction resulting in an interested stockholder becoming such, the interested stockholder owns 85% of the voting stock outstanding at the time the transaction commenced (excluding, from the calculation of outstanding shares, shares beneficially owned by management, directors and certain employee stock plans), or (iii) on or after the date an interested stockholder became an interested stockholder, such combination is approved by (a) the board of directors and (b) holders of at least 66-2/3% of the outstanding shares (other than those shares beneficially owned by the interested stockholder) at a meeting of stockholders.

            The Delaware Business Combination Act provides that the term "business combination" in general means (i) mergers or consolidations, (ii) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation, (iii) issuance or transfers by the corporation of any stock of the corporation which would have the effect of increasing the interested stockholder's proportionate share of the stock or any class or series of the corporation, (iv) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by an interested stockholder, and (v) receipt by an interested stockholder of the benefit (except proportionately as a stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation.

          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            On September 28, 1994, Cafeteria Operators and M&B Restaurants, L.C . ("M&B") entered into a Lease and Sublease Agreement (the "Lease") and a Trademark License and Development Agreement (the "License"). Under the terms of the Lease, Cafeteria Operators leases the two existing El Paso Bar-B-Que facilities to M&B, a company controlled by William Prather, formerly CEO of the Company, for an initial term ending December 31, 2003. Pursuant to the License, M&B agreed to pay opening fees of $25,000 per unit and royalties based on sales on 31 units required to be opened by December 31, 2003 and to acquire the trademarks and other intangibles used by the El Paso Bar-B-Que Company by December 31, 2003, but not earlier than December 31, 1997, for a cash payment of seven times the prior four quarterly payments under the License. The Company received approximately $16,000 in 1995 relating to the lease. On November 10, 1995, Amendment One to Trademark License and Development Agreement (the "Amendment") was executed. The Amendment modified to 25 the number of new units required to be opened by December 31, 2003 and on which M&B agreed to pay opening fees and royalties. The Amendment also modified the earliest buyout date to December 31, 1999. The Company and M&B have held preliminary discussions and negotiations regarding the acceleration of the earliest buyout date under the License and certain modifications to the Lease.


            Chanin and Company received approximately $1.2 million from the Company for providing investment banking services to the former 11% Noteholders in connection with the Restructuring. Russell A. Belinsky, who became a director of the Company on January 2, 1996 following the Restructuring, is and, at all relevant times, was a Managing Director of Chanin and Company.

            As of March 31, 1996, Kenneth F. Reimer received compensation of approximately $29,000 for certain consulting activities on behalf of the Company during fiscal 1996.

                              LEGAL MATTERS

            Certain legal matters in connection with the Shares offered hereby are being passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom.

                                 EXPERTS

            The consolidated balance sheets as of January 2, 1996 and January 3, 1995 and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the fifty-two week year ended January 2, 1996, the fifty-three week year ended January 3, 1995 and the fifty-one and one-half week year ended December 28, 1993, in this Prospectus, have been audited by Deloitte & Touche LLP, independent certified public accountants, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


               FURR'S/BISHOP'S, INCORPORATED AND SUBSIDIARIES
                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                    PAGE NO.

     FURR'S/BISHOP'S, INCORPORATED AND SUBSIDIARIES
     Independent Auditors' Report                                       F-2

     Consolidated Balance Sheets, at April 2, 1996 (unaudited)
     and for years ended January 2, 1996 and January 3, 1995            F-3

     Consolidated Statements of Operations
          Thirteen weeks ended April 2, 1996 (unaudited), thirteen
          weeks ended April 4, 1995 (unaudited), fifty-two weeks
          ended January 2, 1996, fifty-three weeks ended
          January 3, 1995 and fifty-one and one-half weeks
          ended December 28, 1993                                      F-5

     Consolidated Statements of Stockholders' Equity (Deficit)
          Years ended December 28, 1993, January 3, 1995, January 2,
          1996 and thirteen weeks ended April 2, 1996                  F-6

     Consolidated Statements of Cash Flows
          Thirteen weeks ended April 2, 1996 (unaudited), thirteen
          weeks ended April 4, 1995 (unaudited), fifty-two weeks
          ended January 2, 1996, fifty-three weeks ended January 3,
          1995 and fifty-one and one-half weeks ended
          December 28, 1993                                            F-7

     Notes to Consolidated Financial Statements
          Fifty-two weeks ended January 2, 1996,
          fifty-three weeks ended January 3, 1995 and fifty-one
          and one-half weeks ended December 28, 1993                  F-9


     INDEPENDENT AUDITORS' REPORT

     To the Board of Directors and Stockholders
     Furr's/Bishop's, Incorporated
     Lubbock, Texas

     We have audited the accompanying consolidated balance sheets of Furr's/Bishop's, Incorporated and subsidiaries (the Company) as of January 2, 1996 and January 3, 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the 52-week year ended January 2, 1996, the 53-week year ended January 3, 1995 and the 511/2-week year ended December 28, 1993 for Furr's/Bishop's, Incorporated and subsidiaries. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Furr's/Bishop's, Incorporated and subsidiaries, as of January 2, 1996 and January 3, 1995, and the consolidated results of their operations and their cash flows for the 52-week year ended January 2, 1996, the 53-week year ended January 3, 1995, and the 511/2-week year ended December 28, 1993 in conformity with generally accepted accounting principles.

     In our report dated March 2, 1995, we included an explanatory paragraph which identified factors which raised substantial doubt about the Company's ability to continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's shareholders approved a financial restructuring which significantly reduced the Company's large debt burden and resulting interest expense. Accordingly, our present opinion on the January 3, 1995 and December 28, 1993 consolidated financial statements, as expressed herein, is different from that expressed in our previous report.

     As discussed in Notes 1 and 14 to the consolidated financial statements effective January 2, 1996, the Company changed its method of accounting for impairment of long-lived assets and for long-lived assets to be disposed of to conform to Statement of Financial Accounting Standards No. 121.

     /s/ Deloitte & Touche LLP
     March 28, 1996
     Dallas, Texas


     FURR'S/BISHOP'S, INCORPORATED AND SUBSIDIARIES

     CONSOLIDATED BALANCE SHEETS
     APRIL 2, 1996 (UNAUDITED), JANUARY 2, 1996 AND JANUARY 3, 1995 (Dollars in Thousands, Except Per Share Amounts)

                                          April 2,  January 2,  January 3,
     ASSETS                                1996       1996        1995
                                        (Unaudited)

CURRENT ASSETS:
 Cash and cash equivalents ($800
  restricted in both years)           $  2,040       $  986      $  1,492
 Accounts and notes receivable
  (net of allowance for doubtful
  accounts of $27 and $64,
  respectively)                            603          746           901
 Inventories                             5,641        5,831         6,478
 Prepaid expenses and other              1,573        1,355         3,476

              Total current assets       9,857        8,918        12,347

PROPERTY, PLANT AND EQUIPMENT:
 Land                                   10,424       10,424        10,424
 Buildings                              40,771       40,623        44,886
 Leasehold improvements                 21,062       21,139        20,228
 Equipment                              45,653       45,762        45,212
 Construction in progress                1,353          442           282

                                       119,263      118,390       121,032

 Less accumulated depreciation and
  amortization                         (53,732)     (52,263)      (40,099)

 Total property, plant and equipment    65,531       66,127        80,933

     OTHER ASSETS                        2,944        2,993         2,637

     TOTAL ASSETS                     $ 78,332    $  78,038    $   95,917


 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
 Trade accounts payable                 $5,101       $5,074        $6,212
 Other payables and accrued expenses    17,686       18,279        15,396
 Accrued interest subject to
  restructuring                                                    35,048
 Reserve for store closings -
  current portion                        2,372        2,396         1,948
 Current maturities of long-term debt    5,510        3,841           144
 Long-term debt classified as
  current subject to restructuring                                202,453

     Total current liabilities          30,669       29,590       261,201

     RESERVE FOR STORE CLOSINGS          3,217        3,443         1,531

     LONG-TERM DEBT                     74,393       77,110            64

     OTHER PAYABLES, INCLUDING ACCRUED
        PENSION COST                     9,909        9,639         7,526

     OTHER LIABILITY SUBJECT TO
      RESTRUCTURING                                                 5,408

     EXCESS OF FUTURE LEASE PAYMENTS
        OVER FAIR VALUE, NET OF
        AMORTIZATION                     3,978        4,130         4,961

     MINORITY INTEREST IN SUBSIDIARY                                  563

     COMMITMENTS AND CONTINGENCIES (Note 9)

     MANDATORILY REDEEMABLE CLASS A
        COMMON STOCK, 2,000,000 SHARES;
         $4 PER SHARE REDEMPTION PRICE                              8,000

     STOCKHOLDERS' EQUITY (DEFICIT):
    Preferred stock, $.01 par value;
     5,000,000 shares authorized,
     none issued

    Convertible Preferred Stock,
     $.01 par value; 7,000,000
     shares authorized, 6,391,500
     issued and outstanding in 1994                                    64

    Common Stock, $.01 par value;
     65,000,000 shares authorized,
     48,648,955 issued and outstanding
     in 1995                               487          486

   Class A Common Stock, $.01 par value
      25,000,000 shares authorized,
      2,663,125 issued and outstanding
      in 1994 (2,000,000 shares subject
      to mandatory redemption)                                          7

   Class B Common Stock, $.01 par value;
    13,000,000 shares authorized,
    8,663,166 issued and outstanding
    in 1994                                                           87
   Additional paid-in capital           55,855       55,841       38,090
   Pension liability adjustment         (5,283)      (5,283)      (3,291)
   Accumulated deficit                 (94,893)     (96,918)    (228,294)

   Total stockholders' equity
    (deficit)                          (43,834)     (45,874)    (193,337)

     TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY
        (DEFICIT)                  $    78,332    $  78,038     $ 95,917

FURR'S/BISHOP'S, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands, Except Per-Share Amounts)

                                                      Unaudited      Unaudited                                     Fifty-One and
                                                      Thirteen       Thirteen        Fifty-Two     Fifty-Three      One-Half
                                                     Weeks Ended    Weeks Ended     Weeks Ended    Weeks Ended     Weeks Ended
                                                      April 2,       April 4,       January 2,     January 3,     December 28,
                                                        1996           1995            1996           1996            1996
                                                     -----------    -----------     -----------    -----------    --------------
REVENUES

         Sales                                       $    48,817    $    52,754     $   210,093    $   225,186    $      253,700
                                                     -----------    -----------     -----------    -----------    --------------
EXPENSES:

         Cost of sales (excluding depreciation)           15,166         16,847          67,763         70,188            75,790
         Selling, general and administrative              29,211         31,967         127,329        137,910           158,523
         Depreciation and amortization                     2,349          3,340          14,002         11,320            13,923
         Special charges                                                                 12,273          2,214            13,100
         Goodwill charge                                                                                                 135,479
                                                     -----------    -----------     -----------    -----------    --------------
                                                          46,726         52,154         221,367        221,632           396,815
                                                     -----------    -----------     -----------    -----------    --------------
         Operating income (loss)                           2,091            600         (11,274)         3,554          (143,115)

         Interest expense                                     66          6,717          27,589         24,896            23,025

Income (loss) before extraordinary item                    2,025         (6,117)        (38,863)       (21,342)         (166,140)

Extraordinary item:  Net gain
   on financial restructuring                                                           170,239
                                                     -----------    -----------     -----------    -----------    --------------
Net income (loss)                                    $     2,025       $ (6,117)     $  131,376       $(21,342)       $ (166,140)
                                                     ===========       =========     ==========       =========       ===========

Income (loss) per common share:
  Primary:
         Net income (loss) per share of common
           stock before extraordinary item           $      0.04       $  (0.13)     $   (0.80)    $     (0.44)   $        (3.42)
         Extraordinary item per share of common
           stock                                                                          3.50
                                                     -----------    -----------     -----------    -----------    --------------

         Net income (loss) per share of
            common stock                             $      0.04       $  (0.13)     $    2.70     $     (0.44)   $        (3.42)
                                                     ===========    ===========     ===========    ===========    ==============

  Fully diluted:
         Net income (loss) per share of common
           stock before extraordinary item           $      0.04       $    N/A      $   (0.76)           N/A                N/A
         Extraordinary item per share of common
           common stock                                                                   3.32            N/A                N/A

         Net income (loss) per share of
           common stock                              $      0.04       $    N/A      $     2.56           N/A                N/A
                                                     ===========    ===========     ===========    ===========    ==============


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FISCAL YEARS ENDED DECEMBER 28, 1993, JANUARY 3, 1995 AND JANUARY 2, 1996
(Dollars in Thousands, Except Per-Share Amounts)

                                               Convertible             Additional      Pension
                                                Preferred      Common    Paid-In      Liability   Accumulated
                                                  Stock        Stock     Capital     Adjustment     Deficit        Total
                                                  -----        -----     -------     ----------     -------        -----
BALANCE, JANUARY 2, 1993                        $       64  $       94  $   42,948  $   (4,190)   $  (40,812) $   (1,896)

         Net loss                                                                                   (166,140)   (166,140)

         Stock options and warrants                                            550                                   550

         Adjust for GEPT subordinated units                                 (5,408)                               (5,408)

         Pension liability adjustment                                                   (3,466)                   (3,466)
                                                  -----        -----     -------     ----------     -------        -----

BALANCE, DECEMBER 28, 1993                             64           94      38,090      (7,656)     (206,952)    (176,360)

         Net loss                                                                                    (21,342)     (21,342)

         Pension liability adjustment                                                    4,365                      4,365
                                                  -----        -----     -------     ----------     -------        -----

BALANCE, JANUARY 3, 1995                               64           94      38,090      (3,291)     (228,294)    (193,337)

         Exchange of new common stock for
                  outstanding equity                  (64)         (82)      8,227                                  8,081

         Exercise of put option to acquire
                  95% of Common Stock                              462        9,280                                 9,742

         Exercise of option to acquire
                  2.5% of Common Stock                              12          244                                   256

         Net income                                                                                  131,376      131,376

         Pension liability adjustment                                                   (1,992)                    (1,992)
                                                  -----        -----     -------     ----------     -------        -----

BALANCE, JANUARY 2, 1996                                0          486      55,841      (5,283)      (96,918)     (45,874)

         Warrants exercised                                          1          14                                     15
         Net income                                                                                    2,025        2,025
                                                  -----        -----     -------     ----------     -------        -----

BALANCE, APRIL 2, 1996                          $       0   $      487    $ 55,855    $ (5,283)    $ (94,893)  $  (43,834)
                                                  =====        =======      ======      ======        ======       ======

                                                                                                                       Fifty-One
                                                         (Unaudited)                 Fifty-Two        Fifty-Three    and One-Half
                                                     Thirteen Weeks Ended           Weeks Ended       Weeks Ended     Weeks Ended
                                                April 2, 1996   April 4, 1995   January 2, 1996   January 3, 1995  December 28, 1993
                                                -------------   -------------   ---------------   ---------------  -----------------

CASH FLOWS FROM (USED IN)
     OPERATING ACTIVITIES:

      Net income (loss)                         $      2,025    $     (6,117)    $      131,376   $       (21,342)  $   (166,140)
       Adjustments to reconcile net income
          (loss) to net cash from (used
          in) operating activities:

       Depreciation and amortization                   2,349           3,340             14,002            11,320         13,923
       Goodwill charge                                                                                                   135,479
       (Gain) loss on sale of land,
          property, plant and equipment
          and other assets                               (28)             50                203               (25)        (1,163)
       Provision for (reversal of) closed
          store reserves                                  92            (247)              (339)             (528)           296
       Special charges                                                                   12,273             2,214         13,100
       Deferred charges                                  203              10                499               853            284
       Stock options issued as compensation                                                                                  125
       Net gain on financial restructuring                                             (170,239)
       Changes in operating assets and liabilities:
       Decrease in restricted cash                                                                                         1,200
       (Increase) decrease in accounts and notes
          receivable                                     143            (10)                155               961           (679)
       Decrease in inventories                           190           (321)                647             1,512            150
       (Increase) decrease in prepaid expenses
         and other                                      (215)          (797)            (3,501)            (3,157)           318
       Increase (decrease) in trade accounts
         payable                                          27          1,770             (1,138)            (4,690)         4,980
       Increase (decrease) in other payables
          and accrued expenses                          (558)         5,359             26,163             20,008         10,121
       Increase (decrease) in other payables,
         including accrued pension cost                   50             50               (547)              (826)
       Other                                                                               (56)
                                                -------------   -------------   ---------------   ---------------  -----------------

                  Net cash from (used in) operating
                     activities                        4,278          3,087              9,498              6,300         11,994

CASH FLOWS FROM (USED IN)
       INVESTING ACTIVITIES:

       Capital expenditures                           (1,928)       (2,136)            (8,019)           (5,695)        (15,749)
       Expenditures charged to reserve for
          store closings                                (342)         (466)            (1,795)           (2,353)         (2,104)
       Proceeds from the sale of land, property,
          plant and equipment and other assets            59             4                 41             1,026             969
       Other, net                                         58            (9)                (2)              (33)           (113)
                                                -------------  -------------   ---------------  ---------------   ---------------

                  Net cash used in investing
                    activities                        (2,153)       (2,607)            (9,775)           (7,055)        (16,997)

CASH FLOWS FROM (USED IN)
      FINANCING ACTIVITIES:
     Repayment of bank loans                           (1,048)           (44)    $          (150)  $           (413)   $   (395)
     Other, net                                           (23)           (48)                (79)              (261)        156
                                                 ------------   -------------     ---------------   ----------------   ----------
     Net cash from (used in)
       financing activities                            (1,071)           (92)               (229)              (674)       (239)
                                                 ------------   -------------     ---------------   ----------------   ----------

DECREASE IN UNRESTRICTED CASH
     AND CASH EQUIVALENTS                               1,054            388                (506)            (1,429)     (5,242)

UNRESTRICTED CASH AND CASH
     EQUIVALENTS AT BEGINNING
       OF PERIOD                                          186            692                 692              2,121       7,363
                                                 ------------   -------------     ---------------   ----------------   ----------

UNRESTRICTED CASH AND CASH
     EQUIVALENTS AT END
       OF PERIOD                                 $      1,240   $       1,080     $           186   $            692   $  2,121
                                                 ============   =============     ================  ================   ==========

SUPPLEMENTAL INFORMATION:

     Interest paid, excluding SFAS 15 interest   $          8   $          16     $             48  $            286   $ 11,463
                                                 ============   =============     ================  ================      ==========
     Stock warrants issued                       $              $                 $             81$                -   $    425
                                                 ============   =============     ================  ================   ==========
     Pension liability adjustment                $              $                 $          1,992  $         (4,365)  $  3,466
                                                 ============   =============     ================  ================   ==========
     GEPT arbitration award                      $              $                 $         (5,408) $              -   $  5,408
                                                 ============   =============     ================  ================   ==========


     FURR'S/BISHOP'S, INCORPORATED AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     YEARS ENDED JANUARY 2, 1996, JANUARY 3, 1995 AND DECEMBER 28, 1993 (Dollars in Thousands, Except Per-Share Amounts)

     1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation - Furr's/Bishop's, Incorporated (the "Company"), a Delaware corporation, operates cafeterias and specialty restaurants through its subsidiary Cafeteria Operators, L.P., a Delaware limited partnership (together with its subsidiaries, the "Partnership"). The financial statements presented herein are the consolidated financial statements of Furr's/Bishop's, Incorporated and its majority owned subsidiaries. All material intercompany transactions and account balances have been eliminated in consolidation.

         The financial statements at January 2, 1996 reflect the results of a series of transactions relating to the financial restructuring of the Company. (See Note 2).

         Fiscal Year - The Company operates on a 52-53 week fiscal year ending on the Tuesday nearest December 31. The fiscal years ended January 2, 1996 and January 3, 1995 represent a 52-week year and a 53-week year, respectively. As of December 28, 1993, the year end was changed from the Saturday nearest December 31 to the Tuesday nearest December 31. As a result, the fiscal year ended December 28, 1993 contains 51 weeks plus three days.

         Nature of Business - The Company operates in a single business segment, namely the operation of cafeterias and restaurants which includes retailing, food processing, warehousing and distribution of food products, and real estate in thirteen states in the Southwest, West and Midwest areas of the United States.

         Interim Unaudited Financial Information - The interim unaudited historical financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In management's opinion, all adjustments and eliminations, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial statements have been made. The results of operations for such interim period are not necessarily indicative of the results for the full year.

         Cash and Cash Equivalents - The Company has a cash management program which provides for the investment of excess cash balances in short-term investments. These investments have original or remaining maturities of three months or less at date of acquisition, are highly liquid and are considered to be cash equivalents for purposes of the consolidated balance sheets and consolidated statements of cash flows.

         Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market.

         Prepaid Expenses and Other - Direct costs comprising legal and consulting fees of $2,144 relating to the restructuring discussed in Note 2 were capitalized at January 3, 1995 and as of January 2, 1996 were charged off as a part of the extraordinary item. As of January 2, 1996 and January 3, 1995, this account balance included prepaid rent of $748 and $762, respectively, along with other assets recorded in the ordinary course of business.

         Property, Plant and Equipment - Property, plant and equipment is generally recorded at cost, while certain assets considered to be impaired are recorded at the estimated fair value. All property, plant and equipment is depreciated at annual rates based upon the estimated useful lives of the assets using the straight-line method. Restaurant equipment is generally depreciated over a period of 1 to 5 years, while the useful life of manufacturing equipment is considered to be 5 to 10 years. Buildings are depreciated over a 30 year useful life, while improvements to owned buildings have estimated useful lives of 3 to 5 years. Provisions for amortization of leasehold improvements are made at annual rates based upon the estimated useful lives of the assets or terms of the leases, whichever is shorter.

         Excess of Cost Over Fair Value of Net Assets Acquired - The excess of cost over the fair value of net assets acquired was being amortized on the straight-line method over 40 years (approximately 36 years as to goodwill resulting from the March 1991 merger of Furr's/Bishop's Cafeterias, L.P. (the "Holding Partnership") into the Company). Effective December 28, 1993, the remaining balance of goodwill was written off. (See Note 3)

         Valuation of Long-Lived Assets - Effective January 2, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") and recorded a special charge of $7,772 to recognize the write-down of certain assets in property, plant and equipment to estimated fair value, based on expected future cash flows. SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

         Other Assets - A subsidiary of the Company owns a parcel of land held for sale. The carrying value of this parcel of land is recorded at the lower of cost or fair value less selling costs.

         Start-Up and Closing Costs of Restaurants - Start-up and preopening costs incurred in connection with a new restaurant becoming operational are charged to expense over the fiscal year in which the unit is opened.

         When the decision to close a restaurant is made, the present value of all fixed and determinable costs are accrued. These fixed and determinable costs consist primarily of obligations defined in lease agreements such as rent and common area maintenance, reduced by sublease income, if any. If a decision is made to keep or reopen such restaurants, the remaining costs are reversed.

         Unfavorable Leases - For leases acquired through purchase, the net excess of future lease payments over the fair value of these payments is being amortized over the lives of the leases to which the differences relate.

         Income Taxes - Deferred income taxes are based on the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. These temporary differences relate principally to fixed assets, closed store reserves and certain other accrual items. The Company files a consolidated federal income tax return which includes its subsidiaries and the taxable income or loss from the Partnership.

         Net Income Per Share - The weighted average number of shares used in the primary net income per share computation was 48,648,955 for the year ended January 2, 1996, and for the fully diluted computation was 51,350,817, including stock warrants as common stock equivalents, in each case following the reverse stock split.

         For the years ended January 3, 1995 and December 28, 1993, net income per share is restated using 48,648,955 shares, which reflects the financial restructuring and the reverse stock split and is the weighted average shares of common stock and common stock equivalents (stock options and warrants, when dilutive) outstanding at January 2, 1996. Fully diluted earnings per share are not presented because the effect of exercising outstanding stock options and warrants would be antidilutive. The earnings per common share in each year excludes any consideration of the preferred stock dividend requirements, which were not paid and were canceled as a part of the series of financial restructuring transactions.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods and actual results may differ from such estimates.

         Reclassification - Certain amounts in the prior year financial statements have been reclassified to conform with current year classification.

     2.  RESTRUCTURING

         On January 25, 1995, the Company announced that it had entered into an Agreement in Principle dated as of January 24, 1995 (the "Agreement in Principle") among the Company, its subsidiaries, the holders of the 11% Senior Secured Notes of the Partnership, the holder of the 9% Note of Cavalcade Foods (both as defined in Note 5), the Trustees of General Electric Pension Trust ("GEPT"), and Kmart Corporation ("Kmart").

         The Agreement in Principle sets forth the principal terms and conditions relating to the proposed restructuring of the Company. It provided for (i) the exchange of an aggregate of approximately $249,344 of debt of the Partnership for the issuance of $40,000 principal amount of new senior secured notes of the Partnership due 2001 pursuant to a new indenture and 95% of the limited partner interest of the Partnership,
         (ii) the exchange of warrants to purchase an aggregate of approximately 21.5% of the Company's common stock for options to acquire an aggregate of 95% of a new class of common stock of the Company ("Common Stock") and new five year warrants to purchase an aggregate of 1% of the fully diluted Common Stock, (iii) the exchange of $6,117 of other obligations of the Partnership for the issuance of $1,700 principal amount of new senior secured notes of the Partnership due 2001 pursuant to a new indenture, (iv) the exchange of $11,737 of debt of Foods, an indirect subsidiary of the Company, for options to acquire 2.5% of the Common Stock and an interest in certain land owned by a subsidiary of the Company and (v) the exchange of the Company's outstanding shares of Class A Common, Class B Common and Convertible Preferred Stock for an aggregate of 2.5% of the Common Stock and five year warrants to purchase an aggregate of 4% of the fully diluted Common Stock (together, the "Restructuring").

         On March 2, 1995, the Company announced that the Independent Committee of the Board and the full Board of Directors had unanimously determined to recommend the following allocation of the aggregate consideration offered to existing equity holders in the Agreement in Principle: Holders of Convertible Preferred Stock would receive 1.15 shares of Common Stock (representing a 39% premium to the conversion ratio for the Convertible Preferred Stock) and 2.04 warrants to purchase Common Stock for each share of Convertible Preferred Stock held by them; holders of Class A Common Stock would receive 1.00 share of Common Stock and 1.78 warrants to purchase Common Stock for each share of Class A Common Stock held by them; and holders of Class B Common Stock would receive 0.95 shares of Common Stock (representing a 5% discount to the conversion ratio for the Class B Common Stock) and 1.69 warrants to purchase Common Stock for each share of Class B Common Stock held by them. All dividend arrearages on the Convertible Preferred Stock and the Self Tender Offer obligation would be eliminated in the proposed restructuring. The Board members also informed the Company that they intended to vote their shares in favor of the proposed restructuring. The proposed restructuring was subject to, among other things, the approvals of the Company's Board of Directors, shareholders and creditors and the negotiation and execution of definitive documentation.

         The Restructuring became effective upon approval of the stockholders at a meeting held January 2, 1996.

         The Restructuring has been accounted for in accordance with Statement of Financial Accounting Standard No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings" ("SFAS 15"), under which the transactions include both a partial settlement and modification of terms. The fair value of the Common Stock and warrants issued in connection with the Restructuring was estimated based upon discounted cash flows anticipated from the reorganized business and was recorded as partial settlement of the indebtedness. The remaining indebtedness was recorded at the sum of all future principal and interest payments and there will be no recognition of interest expense in future periods. The amounts of indebtedness subject to modification in excess of the amount recorded in accordance with SFAS 15 was recorded as an extraordinary credit, net of all expenses associated with the Restructuring.

         The amount of par value that was previously recorded for the Class A Common Stock, Class B Common Stock and Convertible Preferred Stock was reclassified to additional paid-in capital and the Common Stock issued upon conversion of such shares was recorded at their aggregate par value. The Company's obligation to make the $8.0 million Self Tender Offer was eliminated and this amount was reclassified to additional paid-in capital.

         As of the consummation of the Restructuring, the Company owned less than 50% of the limited partnership interests of the Partnership at January 2, 1996, and as a result, the Partnership would no longer be included in the Company's consolidated financial statements. However, subsequent to year end, the holders of the limited partnership interests exercised their put option and, on March 28, 1996, exchanged their limited partnership interests for Common Stock of the Company. On March 22, 1996, the Company effected a 15-to-1 reverse stock split. As a result of the materiality of this series of financial restructuring transactions, the Partnership is included in the consolidated financial statements at January 2, 1996.

         The Company recognized a net extraordinary gain of $170,239 in the period ended January 2, 1996, as a result of a series of financial restructuring transactions which includes reductions of debt and related interest and the issuance of Common Stock. The extraordinary item is made up of the following:

             Long-term debt reclassified as current       $  202,453
             Accrued interest subject to restructuring        62,409
             Mandatorily Redeemable Common Stock               8,000
             Other liabilities subject to restructuring        5,408
             Accrued interest on liability subject to
              restructuring                                      710
             Minority interest in subsidiary                     563
             Deferred warrant costs                               81
             Par value of common and preferred stock canceled    158
             Par value of common stock issued                   (486)
             Long-term debt, issued for payment of interest   (3,781)
             Expenses related to series of financial
              transactions                                   (10,415)
             Additional Paid-in Capital                      (17,751)
             Long-term debt, including accrued interest      (77,110)

     3.  GOODWILL

         After a careful analysis of the Company's financial condition as part of management's periodic review of the carrying amount of goodwill, the Company determined at the end of fiscal 1993, based upon historical operating trends, and without anticipating the effects of any potential restructuring of its debts and other obligations, that its projected results would not support the future recovery of its goodwill balance of $135,479. Accordingly, the Company wrote off its goodwill balance in the fourth quarter of 1993.


     4.  OTHER PAYABLES AND ACCRUED EXPENSES

         Included in other payables and accrued expenses are the following:

                                             January 2,    January 3,
                                                1996         1995

         Salaries, wages and commissions $   3,441      $   3,983
         Rent                                1,072          1,121
         Taxes other than income taxes       3,983          4,648
         Restructuring expenses              4,795
         Insurance                           2,152          2,000
         Gift certificates outstanding       1,045          1,218
         Utilities                             728            617
         Other payables and accrued
          expenses                           1,063          1,809

                                         $  18,279      $  15,396

     5.  NOTES PAYABLE AND LONG-TERM DEBT

         In 1992, the Partnership consummated a restructuring with all of the holders of the then outstanding indebtedness and issued $187,422 of 11% Senior Secured Notes, due June 30, 1998 (the "11% Notes"), to replace its entire indebtedness, including all interest accrued thereon. Additional 11% Notes were issued in June 1992 for the $5,432 interest payment then due. The 11% Notes were amended at various times in 1993 and 1994 to modify or waive covenants that were not being met, including to allow the Company to receive a going concern opinion, and to defer the due date of interest payments. The last payment of interest by the Partnership on the 11% Notes was June 30, 1993 and at January 2, 1996, before the series of financial restructuring transactions, a total of $56,493 of interest was accrued and outstanding, and the Partnership was in default on the 11% Notes since October 1994 due to, among other things, missed payments of interest.

         In 1992, Cavalcade Foods, Inc., an indirect subsidiary of the Company ("Foods"), issued a 9% note for $9,435, due June 30, 1998 (the "9% Note") to replace its entire indebtedness, including all interest accrued thereon. An additional 9% Note was issued in September 1992 for the $444 interest payment then due. On April 1, 1993, a principal payment of $280 was made on the 9% Note. The 9% Note was amended in 1994 to allow for the deferral of certain interest payments. The last payment of interest by Foods on the 9% Note was September 30, 1993 and at January 2, 1996, before the series of financial restructuring transactions, a total of $2,138 interest was accrued and outstanding, and Foods was in default on the 9% Note since October 1994 due to, among other things, missed payments of interest.

         Effective January 2, 1996, as part of a series of financial restructuring transactions, the Partnership issued $41,700 of 12% Senior Secured Notes, due December 31, 2001 (the "12% Notes"), to replace $40,000 of 11% Notes and the interest accrued thereon and to terminate a $5,408 judgement and the interest accrued thereon. In January 1996, the Partnership also issued $3,781 of 12% Notes as payment in kind for all interest accrued as of January 2, 1996. All of the assets of the Partnership are pledged as collateral security on behalf of the holders of the 12% Notes. The Partnership also issued limited partner interests equal to 95% of the outstanding partnership interests in exchange for and in full satisfaction of the remaining $152,854 of 11% Notes, together with all interest accrued thereon.

         Payments of interest on the 12% Notes will be due each March 31 and September 30. While payments of interest will be due during the life of the 12% Notes, there will not be any interest expense recorded under SFAS 15, as all of the interest through maturity has been recorded as a liability.

         Effective January 2, 1996, as part of a series of financial restructuring transactions, Foods issued a 10% Non-recourse
         Note in the amount of $2,000, due December 31, 2001 (the "Non-recourse Note"), a $6,100 note payable (the "Option Note") and a $1,500 note payable (the "Remaining Note") to Wells Fargo Bank in exchange for and in full satisfaction of the $9,599 of 9% Notes outstanding, together with all interest accrued thereon. Certain land was pledged as collateral on the Non-recourse Note and an option to purchase 2.5% of the Common Stock of the Company was pledged as collateral on the Option Note. Wells Fargo foreclosed on the Option Note and exercised its option to purchase 2.5% of the Common Stock of the Company by transferring the Remaining Note to the Company as payment.

         The Company has other mortgages outstanding on certain real estate properties totaling $57 due in 1996.

         Long-term debt consists of the following:

                                           Stated
                                          Maturity  January 2,  January 3,
                                            Date       1996       1995

    12% Notes, including $32,913 interest
     accrued through maturity               2001    $ 78,394
    Non-recourse Note, including $500
       interest accrued                     2001       2,500
    11% Notes                               1998                 $ 192,854
    9% Note                                 1998                     9,599
    Real Estate Mortgages                   1996          57           208

                                                      80,951       202,661

    Current maturities of long-term debt                 (57)         (144)
    Long-term debt classified as current                          (202,453)
    Interest classified as current
     maturities of long-term debt                     (3,784)

    Long-term debt                                 $  77,110      $     64


          At January 2, 1996, the scheduled aggregate amount of all maturities of long-term debt and interest classified as long-term debt for the next five years and thereafter is as follows:

               1996           $    3,841
               1997                5,493
               1998                5,493
               1999                5,493
               2000                5,493
               Thereafter         55,138
                               $  80,951

     6.  STOCKHOLDERS' EQUITY

         Convertible Preferred Stock - The Convertible Preferred Stock was entitled to cumulative cash dividends, payable quarterly, subject to the declaration by the Board of Directors, of $1.17 per share annually. This stock ranked junior in right of payment to all indebtedness of the Company and its subsidiaries but ranked senior to common stock with respect to dividend rights and rights on liquidation, winding up and dissolution. The Convertible Preferred Stock was convertible into Class A Common Stock at the rate of .827 shares of Class A Common Stock per each Convertible Preferred Stock share converted, subject to certain conditions. The Convertible Preferred Stock was redeemable by the Company at any time or from time to time in whole or in part at the Company's option at $9.00 per share together with all accrued and unpaid dividends to the date fixed for redemption. The Company's ability to purchase its equity or pay dividends was subject to restrictions of its Amended and Restated Certificate of Incorporation and General Corporation Law of the State of Delaware. Holders of the Convertible Preferred Stock had no voting rights unless six full quarterly dividends were in arrears in whole or in part, at which time the holders of the Convertible Preferred Stock, voting as a class, were entitled to elect two directors to an expanded Board of Directors. At January 2, 1996, the Company was seventeen full quarterly dividends in arrears and all such arrearages were canceled as a part of a series of financial restructuring transactions. The Restructuring approved by stockholders on January 2, 1996 resulted in converting each outstanding share of Convertible Preferred Stock into 1.15 shares of Common Stock and
         2.04 warrants, as described in Note 2.

         Common Stock - Pursuant to the terms of its Amended and Restated Certificate of Incorporation, the Company was to have commenced a tender offer for at least 2,000,000 shares of Class A Common Stock of the Company at a price of $4.00 per share, net to the seller in cash (the "Self Tender Offer"). The Company's Amended and Restated Certificate of Incorporation prohibited the Company from purchasing any of its shares of Class A Common Stock pursuant to the Self Tender Offer, or otherwise, while arrearages existed on the payment of dividends on its Series A Convertible Preferred Stock. Accordingly, the Company determined not to commence a Self Tender Offer to purchase at least 2,000,000 shares of Class A Common Stock at $4.00 per share on or before September 8, 1991, as provided for in its Amended and Restated Certificate of Incorporation. The Self Tender Offer remained an obligation of the Company, subject to the restrictions of its Amended and Restated Certificate of Incorporation, until the financial restructuring was approved.

         Prior to the Restructuring, the common stock was not convertible, except that the Class B Common Stock would be automatically converted, on a share-for-share basis, into shares of Class A Common Stock on the sixth business day following the expiration date of the Self Tender Offer without any action on the part of the holders of shares of Class B Common Stock. The Company did not have an obligation to purchase any Class B Common Stock, pursuant to the Self Tender Offer.

         The Restructuring approved by stockholders on January 2, 1996 resulted in converting each outstanding share of Class A Common Stock into one share of Common Stock and 1.78 warrants and converting each outstanding share of Class B Common Stock into
         0.95 shares of Common Stock and 1.69 warrants, as described in
         Note 2.

         Common Stock Options and Warrants - In 1992, the holders of the 11% Notes received warrants to purchase an aggregate of 1,400,000 shares of Class B Common Stock at $.75 per share. The fair value of these warrants at the date of grant was estimated to approximate their exercise price. These warrants were terminated in connection with the Restructuring effective January 2, 1996.

         On November 15, 1993, in connection with the amendment to the master sublease agreement discussed in Note 9, Kmart received warrants to purchase 1,700,000 shares of Class A Common Stock at $.75 per share. These warrants were terminated in connection with the Restructuring effective January 2, 1996. Kmart received new warrants to purchase 8,108,159 shares of Common Stock at $0.074 per share as described in Note 2, and following the reverse stock split, Kmart retained warrants to purchase 540,544 shares at $1.11 per share.

         In 1991, the Board of Directors adopted, and the stockholders approved, the 1990 Option Plan for Key Employees for 1,220,000 shares of Common Stock (the "1990 Option Plan"). All options that were granted were canceled either by the termination of the employee or by agreement between the Company and the holders of the options. As of January 2, 1996, there were no options outstanding under the 1990 Option Plan.

         The 1995 Stock Option Plan - The Board of Directors adopted, and on January 2, 1996 the stockholders approved, the 1995 Stock Option Plan authorizing an aggregate of 40,540,795 shares of Common Stock (the "1995 Option Plan"). The number of shares reserved under the 1995 Option Plan, subject to equitable adjustment for the Reverse Stock Split approved by stockholders on March 14, 1996 is 2,702,720. A Committee of the Board of Directors administers the 1995 Option Plan, including determining the employees to whom awards will be made, the size of such awards and the specific terms and conditions applicable to awards, such as vesting periods, circumstances of forfeiture and the form and timing of payment. Grants including stock options, stock appreciation rights and restricted stock may be made to selected employees of the Company and its subsidiaries and non-employee directors of the Company. There are no options outstanding under the 1995 Option Plan.

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") is effective for fiscal years beginning after December 15, 1995 and requires companies to adopt a method of accounting for valuing compensation attributable to stock options. As allowed under the provisions of SFAS 123, the Company has elected to continue accounting for such compensation as provided by Accounting Practice Bulletin Opinion No. 25, which will not have any material effect on the Company's consolidated financial statements.

     7.  INCOME TAXES

         For the fiscal years ended January 2, 1996 and January 3, 1995, the Company recorded losses from operations and in accordance with SFAS 109, the income tax benefit to be recognized in the statements of operations has been reduced to zero through the increase in the valuation allowance since, in the opinion of management, the benefit will not likely be realized.

         Following is a summary of the income tax provision (benefit) for the fiscal years ended January 2, 1996, January 3, 1995 and December 28, 1993:

                                     January 2,  January 3,  December 28,
                                        1996        1995         1993

         Federal:
               Current               $       -   $       -   $       -
               Deferred                (13,594)     (8,671)    (11,223)
               Deferred -
                valuation allowance     13,594       8,671      11,223

         Total                       $       -   $       -   $       -

         Following is a reconciliation of the expected tax (benefit) at the statutory tax rate to the effective tax (benefit) for the fiscal years ended January 2, 1996, January 3, 1995 and December 28, 1993:

                                     January 2,  January 3,  December 28,
                                        1996        1995         1993

         Expected tax (benefit) at
          the statutory tax rate     $  45,982   $  (7,470) $ (58,028)
         Tax credit                          -        (488)         -
         Pension expense                     -        (748)         -
         Restructuring credit          (59,584)          -          -
         Other                               8          35          -
         Goodwill                            -           -     48,698
         Lawsuit settlement                  -           -     (1,893)
         Increase in deferred tax
          asset valuation allowance     13,594       8,671     11,223

         Effective tax (benefit)     $      -   $        -  $       -


         Following is a summary of the types and amounts of existing temporary differences and net operating loss carryforwards at the statutory tax rate of 35% and tax credits:

                                    January 2, 1996     January 3, 1995
                                    Deferred Tax        Deferred Tax
                                  Assets   Liabilities  Assets   Liabilities

         Net operating loss
          carryforward          $ 37,415    $  -         $ 25,627  $  -
         Tax credits               1,355                    1,781
         Reserve for store
          closing (current) for
          financial statement
          purposes and not for
          tax purposes             2,191                    1,366
         Other reserves for
          financial statement
          purposes and not for
          tax purposes               117                      242
         Excess of future lease
          payments over fair
          values, net of
          amortization             1,247                    1,617
         Property, plant and
          equipment, net          11,729                    8,305
         Other basis differences     437                      539
         Other temporary
          differences                641     (29)             759   (58)

         Deferred tax assets and
          liabilities             55,132    $(29)        $ 40,236  $(58)
         Less: Deferred tax
          liabilities                 29                       58
         Valuation allowance     (55,161)     (a)         (40,294)
         Deferred tax asset, net   $  -                     $  -


         (a) The net change in the valuation allowance for the fiscal year ended January 2, 1996, was an increase of $14,867.

         As of January 2, 1996, the Company has consolidated net operating loss carryforwards of $106,900 for income tax reporting purposes that expire from 2000 through 2009. Approximately $3,700 and $11,800 of the operating loss carryforwards for income tax reporting purposes relate to the subsidiary operations of Cavalcade Holdings and its subsidiary, Cavalcade Foods, respectively, for periods prior to their inclusion in this Company-affiliated group. The Company is limited in its use of these operating loss carryforwards because of the change in ownership of the related entities.

         As of January 2, 1996, the Company has general business credit carryforwards of approximately $1,355 which have expiration dates through 2009. Approximately $74 of the general business credit carryforwards relate to Cavalcade Foods for periods prior to its inclusion in the Company-affiliated group. These credits are subject to limited use.

         Current tax laws and regulations relating to specified changes in ownership limit the availability of the Company's utilization of Cavalcade Holdings' and Cavalcade Foods' net operating loss and tax credit carryforwards (collectively, tax attributes). A change in ownership of greater than 50% of a corporation within a three-year period causes such annual limitations to be placed in effect. Such a change in ownership is deemed to have occurred on June 24, 1993, when KL Group acquired 1,119,151 Class B Common shares and an option to purchase nearly all of the remaining Class B Common shares of the Company. This ownership change limits the utilization of the Company-affiliated group tax attributes incurred through June 24, 1993. Additionally, a second change of ownership is deemed to have occurred on March 28, 1996, when the holders of 95% of the limited partner interest of the Partnership exchanged such interest for 95% of the outstanding Common Stock of the Company. As of January 2, 1996, the Company-affiliated group tax attributes not subject to limitation are approximately $61,600.

         The Internal Revenue Service ("IRS") has examined the federal income tax returns of certain of the Company's subsidiaries and of their former majority stockholder, Michael J. Levenson, for years prior to 1990. The IRS asserts deficiencies of approximately $5,500 plus interest. Certain of the Company's subsidiary corporations may have obligations for federal, state, local or other taxes incurred or assessed against persons or entities as a result of being, or being treated by any taxing authority as, a direct or indirect shareholder of the subsidiary corporations, under certain circumstances. The disputed claims have been docketed in the Tax Court in Chicago, Illinois and no trial date has been set. The Company intends to vigorously contest the IRS assessment and believes that the outcome of these audits will not have a material adverse effect on its equity, results of operations, and liquidity and capital resources after consideration of the applicable amounts previously accrued.

     8.  EMPLOYEE BENEFIT PLANS

         The Company has a noncontributory defined benefit pension plan for which benefit accruals were frozen effective
         June 30, 1989. The funding policy is to make the minimum annual contribution required by applicable regulations. The Partnership, the sponsor of the plan, agreed to provide for funding by the 1998 plan year, of at least two-thirds of the $4,569 of the unfunded current liability which existed at the beginning of the 1993 plan year. If the agreed upon funding is not satisfied by the minimum required annual contributions, as adjusted for the deficit reduction contribution, determined under Section 412 of the Internal Revenue Code, the Company will make contributions in excess of the minimum annual requirement. Pension expense was $592, $785 and $1,013 for the years ended January 2, 1996, January 3, 1995 and December 28, 1993, respectively.

         Beginning January 1, 1989, the Partnership was required to recognize the additional minimum liability aspects of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87"). SFAS 87 requires the recognition of an additional pension liability in the amount of the Partnership's unfunded accumulated benefit obligation in excess of accrued pension cost with an equal amount to be recognized as either an intangible asset or a reduction of equity. Based upon plan actuarial and asset information as of January 3, 1995 and January 2, 1996, the Company recorded a decrease at January 3, 1995 and increase at January 2, 1996 to the noncurrent pension liability and a corresponding increase or decrease to stockholders' equity of $4,365 and $1,992 because the unfunded accumulated benefit obligation decreased or increased, respectively.

         The funded status of the plan amounts recognized in the balance sheets and major assumptions used to determine these amounts are as follows:

                                                 Years Ended
                                      January 2, January 3, December 28,
                                         1996      1995        1993

         Components of pension
          expense:
           Interest cost             $    966     $    972   $    1,171
           Actual return on plan
             assets                    (1,475)         (74)        (306)
           Net amortization and
             deferral                   1,101         (113)         148
           Service cost

         Net pension expense         $    592     $    785   $    1,013

                                                 January 2,   January 3,
                                                   1996         1995
         Actuarial present value
          of projected benefit
            obligations:  Vested                $  (14,211)  $  (11,492)

         Plan assets at fair value
          (primarily money market
          cash investments, corporate
          equities, and corporate bonds)            10,349        9,117

         Projected benefit obligation
          in excess of plan assets                  (3,862)      (2,375)

         Net loss                                    5,283        3,291

         Additional liability for unfunded
          accumulated benefit obligation            (5,283)      (3,291)

         Accrued pension cost                  $    (3,862)   $  (2,375)

         Major assumptions at beginning
          of year:

         Discount rate                                7.00%         8.50%
         Expected long-term rate of
          return on plan assets                       9.00%         9.00%

         Effective January 2, 1996, for purposes of calculating benefit obligations, the assumed discount rate decreased from 8.50% to 7.00% to reflect the current financial market for high-quality debt instruments. There have been no other changes in the plan's major actuarial assumptions for the two years ended January 2, 1996.

         The Company also has a voluntary savings plan (401(k) plan) covering all eligible employees of the Company and its subsidiaries through which it may contribute discretionary amounts as approved by the Board of Directors.
         Administrative expenses paid by the Company for the years ended January 2, 1996, January 3, 1995 and December 28, 1993, amounted to $2, $24 and $24, respectively.

     9.  COMMITMENTS AND CONTINGENCIES

         The Partnership leases restaurant properties under various noncancelable operating lease agreements which expire between 1996 and 2015 and require various minimum annual rentals. Certain leases contain escalation clauses. Further, many leases have renewal options ranging from one five-year period to ten five-year periods.

         Certain of the leases also require the payment of property taxes, maintenance charges, advertising charges, insurance and parking lot charges, and additional rentals based on percentages of sales in excess of specified amounts.

         On November 15, 1993, the Partnership entered into an amendment of a master sublease agreement pursuant to which it leased 43 properties from Kmart. Pursuant to the amendment and subject to the terms and conditions thereof, two properties were removed from the master sublease, and the aggregate monthly rent for the period August 1, 1993 through and including December 31, 1996 has been reduced by 25% and the aggregate monthly rent for the period January 1, 1997 through and including December 31, 1999 has been reduced by 20%. The reductions in rent are subject to termination by Kmart if Kevin E. Lewis ceases to be Chairman of the Board of Directors of the Company. In consideration for these lease term changes, the Company granted Kmart warrants to purchase
         1.7 million shares of Class A Common Stock of the Company on or before September 1, 2003, at $.75 per share. As a part of the Restructuring, effective January 2, 1996, these warrants were terminated and replaced with warrants to purchase 8,108,159 shares of Common Stock on or before January 2, 2001, at $0.074 per share, and following the reverse stock split, Kmart retained warrants to purchase 540,544 shares at $1.11 per share.

         The total minimum annual rental commitment and future minimum sublease rental income under noncancelable operating leases are as follows as of January 2, 1996:

                                          Minimum        Sublease
               Years                       Rent           Income

               1996                    $  10,131      $     461
               1997                        9,656            530
               1998                        8,930            510
               1999                        8,393            510
               2000                        8,972            420
         For the remaining terms
          of the leases                   50,742          1,059

         Total rental expense included in the statements of operations is $11,929, $12,375 and $13,465, which includes $1,187,
         $1,095 and $1,531 of additional rent based on net sales for the years ended January 2, 1996, January 3, 1995 and December 28, 1993, respectively. The results of operations include sublease rent income of $717, $312, and $178 for the years ended January 2, 1996, January 3, 1995 and December 28, 1993, respectively.

         The Partnership had letters of credit outstanding at January 2, 1996 and January 3, 1995 amounting to approximately $1,000 each year, which are required under its insurance program. A restricted cash deposit balance of $800 at January 2, 1996 and January 3, 1995 serves as collateral for these letters of credit.

         The Company, in the ordinary course of business, is a party to various legal actions. In the opinion of management, these actions ultimately will be disposed of in a manner which will not have a material adverse effect upon the Company's equity, results of operations, and liquidity and capital resources after consideration of the applicable amounts previously accrued.

         On August 11, 1995, a complaint was filed in the District Court of Travis County, Texas by former chairman of the board of the Company, Michael J. Levenson, both individually and on behalf of his minor son Jonathan Jacob Levenson, James Rich Levenson, Benjamin Aaron Levenson, S.D. Levenson, General Consulting Group, Inc. and Cerros Morado. The complaint named as defendants the Company, the Holding Partnership, the Partnership, Cavalcade & Co., individual members of the Board of Directors, Houlihan, Lokey, Howard & Zukin, Inc., KL Park, KL Group, Skadden, Arps, Slate, Meagher & Flom, certain of the then current and former 11% Noteholders, Deloitte & Touche LLP, Kmart and certain partners and employees of the foregoing.

         The complaint alleged, among other things, that the Company and certain defendants conspired to wrest control of the Company away from the Levensons by fraudulently inducing them to transfer their working control of the Company through a series of transactions in which the Levensons transferred Class B Common Stock and stock options in the Company to KL Park and KL Group. Plaintiffs sought actual damages of approximately $16,425, as well as punitive damages.

         On October 6, 1995, the Levensons filed a Notice of Non-Suit as to certain of the defendants, including the Company, the Partnership, Cafeteria Operators, Cavalcade & Co. and specific individual members of the Board of Directors (other than William E. Prather and Kevin E. Lewis) and amended their complaint. As a result of such Notice of Non-Suit, the named entities and individuals are no longer defendants in the Levenson litigation.

         The Company is required to indemnify certain of the defendants originally named in the Levensons' complaint, including the individual members of the Board of Directors and certain of their affiliated entities pursuant to the Company's Certificate of Incorporation and otherwise, for any and all damages that may result from such complaint. As part of the Restructuring, the Company also agreed to indemnify certain parties named as defendants in the Levensons' complaint, including, the holders of the 11% Notes, KL Group, KL Park and Kmart, from and against all claims, actions suits and other legal proceedings, damages, costs, interest, charges, counsel fees and other expenses and penalties which such entity may sustain or incur to any person whatsoever (excluding judgments in the case of KL Group and KL Park) by reason of or arising out of the Levenson litigation. Under no circumstances will the Company be obligated to indemnify any party for any liability resulting from such party's willful misconduct or bad faith.

     10.  OTHER LIABILITY SUBJECT TO RESTRUCTURING

         On October 4, 1993, an arbitration panel granted a $5,408
         award against the Holding Partnership in favor of GEPT.   The
         arbitration award related to the March 1991 merger of the Holding Partnership into the Company. GEPT had sought an appraisal of the value of the subordinated partnership units of the Holding Partnership pursuant to the merger agreement. On February 6, 1994, the Delaware Court of Chancery confirmed and entered judgment on the arbitrators' award in the aggregate amount of $5,408 together with post-judgment interest at the legal rate from the date of the Court's Order. As a part of the Restructuring, effective January 2, 1996, the Partnership issued 12% Notes in the amount of $1,700 in full satisfaction of the outstanding judgement, including all accrued interest thereon.

     11.  QUARTERLY FINANCIAL DATA (UNAUDITED)


                                          Thirteen Weeks Ended
                                 April 4    July 4    October 3   January 2

     Year ended January 2, 1996:

         Sales              $  52,754  $  54,216    $  53,944   $  49,179
         Gross profit (1)      35,711     36,282       36,528      33,100
         Loss before
          extraordinary item   (6,117)    (6,280)      (6,944)    (19,522)(2)
         Loss per common share
          before extraordinary
          item                  (0.13)     (0.13)       (0.14)      (0.40)
         Net income (loss)     (6,117)    (6,280)      (6,944)    150,717(2)(3)
         Net income (loss)
          per common share (3)  (0.13)     (0.13)       (0.14)       3.10

                                                                 Fourteen
                                   Thirteen Weeks Ended         Weeks Ended
                              March 29   June 28  September 27   January 3
     Year ended
      January 3, 1995:
        Sales               $  54,209  $  56,046  $  56,526      $  58,405
        Gross profit(1)        37,192     38,344     39,119         39,752
        Net loss               (5,481)    (4,320)    (5,355)(2)     (6,186)(2)
        Net loss per
         common share(3)        (0.11)     (0.09)     (0.11)         (0.13)

        (1) Gross profit is computed using cost of sales including depreciation expense.
        (2)  See Note 14 Special Charges.
        (3)  See Note 2 Restructuring.
        (4) Based on 48,648,955 shares of Common Stock outstanding at January 2, 1996, after giving effect to the reverse stock split.

     12.  OTHER RELATED PARTY TRANSACTIONS

         In June, 1993, Michael J. Levenson resigned from his position of Chairman of the Board and was terminated without cause as an employee of the Company. The Company and certain of its affiliates entered into an agreement with Mr. Levenson which provided for quarterly payments of his severance and provision of certain benefits to Mr. Levenson for a period of twenty-six months versus the forty-five months he would have otherwise received under his existing employment agreement. In September, 1993, this agreement was amended to substantially reduce the severance compensation claims of Mr. Levenson to a period of twelve months. During 1993, the Company paid $496 to Mr. Levenson pursuant to the severance agreement. Mr. Levenson released the Company from any future compensation obligations on the consulting agreement with his affiliate and the funding obligations on the Split-Dollar Life Insurance policy beyond December 2, 1993. Mr. Levenson retained the right to acquire the Company's receivable with respect to such policy from the Company at its discounted present value. The option to purchase the policy receivable expires on December 15, 1997. As a result of these activities, the receivable was fully reserved by the Company in the fourth quarter of 1993.

         On September 28, 1994, the Partnership and M & B Restaurants,
         L. C. ("M&B") entered into a Lease and Sublease Agreement (the "Lease") and a Trademark License and Development Agreement (the "License"). Under the terms of the Lease, the Partnership leases two El Paso Bar-B-Que facilities to M&B, a company controlled by William Prather, former CEO of the Company, for an initial term ending December 31, 2003. Pursuant to the License, M&B agreed to pay opening fees and royalties on 31 units required to be opened by December 31, 2003 and to acquire the trademarks and other intangibles used by The El Paso Bar-B-Que Company by December 31, 2003, but not earlier than December 31, 1997, for a cash payment of seven times the prior four quarterly payments under the License. The Company received $16 relating to the lease during 1995. On November 10, 1995, Amendment One to Trademark License and Development Agreement (the "Agreement") was executed to modify to 25 the number of new units required to be opened by December 31, 2003 and on which M&B agreed to pay opening fees and royalties. The Amendment also modified the earliest buyout date to December 31, 1999.

     13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" ("SFAS 107"). The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.
         However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

         At January 2, 1996, the carrying amount and the fair value of the Company's financial instruments, as determined under
         SFAS 107, were as follows:
                                          Carrying     Estimated
                                           Amount     Fair Value
         Long-term debt, including
          current portion and interest
          accrued through maturity       $  80,951    $  47,538

         The Company's long-term debt is not publicly traded, and as a result, market quotes are not readily available. The fair value of the long-term debt at January 2, 1996 is based upon the face amount of the debt resulting from the Restructuring described in Note 2 as management believes that this is most indicative of the fair value. The carrying amount of the debt at January 3, 1995 was $202,661. The debt instruments were held by a limited number of holders, were not publicly traded and due to the pending Restructuring, an estimated fair value was not practicable to determine.

     14.  SPECIAL CHARGES

         The loss from operations for the thirteen week period ended January 2, 1996 includes special charges of $12,273, which includes $4,501 related to the reserve for store closings. Also included in the special charges is $7,772 to recognize the write-down of certain assets in property, plant and equipment to estimated fair values in accordance with the adoption of SFAS 121.

         The loss from operations for the fourteen week period ended January 3, 1995 includes special charges to reserves of $1,435 resulting primarily from the decision to close one buffet restaurant and adjustments to the units previously reserved to be closed. Also included is a credit of $442 related to the settlement of a lawsuit by the Internal Revenue Service as described below. The loss from operations for the thirteen week period ended September 27, 1994 includes special charges to reserves of $1,221 resulting primarily from the closing of a specialty restaurant. Of the total special charges of $2,214 during the period ended January 3, 1995, approximately $1,164 relates to the write-down of assets.

         The loss from operations for the twelve and one-half week period ended December 28, 1993 includes special charges of $8,770 related to the reserve for store closings, including the write-down of certain assets in property, plant and equipment to estimated fair value. These charges reflected management's intention to close thirteen restaurants and to adjust the units previously reserved for closing. Also included are special charges of $1,539 for the Company's operating and financial restructuring, $1,502 for writing down the values of certain non-operating assets, $761 for writing down the values of certain operating assets, and $741 of estimated costs related to certain lawsuits, including an action filed in U.S. District Court for the Northern District of Lubbock by the Internal Revenue Service against Cafeteria Operators, et al as alleged successors by merger to Bishop Buffets, Inc., alleging the Internal Revenue Service issued an erroneous refund to Bishop Buffets, Inc. on December 6, 1988.

         The loss from operations for the thirteen week period ended October 2, 1993 includes a special credit of $2,570 which consisted of a $1,937 reversal of liabilities accrued relative to two cafeterias which were previously closed and for which the lease agreements were terminated, and the reduction of severance amounts payable of $633 to the former Chairman of the Board per the terms of an agreement, as amended September 30, 1993. (See Note 12)

         The loss from operations for the thirteen week period ended July 3, 1993 includes special charges to reserves of $1,209 for the estimated costs of closing one specialty unit and two non-restaurant units (closed in January and February 1994), including the write-down of certain assets in property, plant and equipment to estimated fair value. Also included is $1,148 for severance amounts payable to the former Chairman of the Board per the terms of an agreement dated June 24, 1993. (See Note 12)

     15.  CONDENSED PRO FORMA INFORMATION (UNAUDITED)

         The financial restructuring transactions have been accounted for in accordance with SFAS 15 and accordingly, the indebtedness was recorded at the sum of all future principal and interest payments and there will be no recognition of interest expense in future periods. Following is condensed pro forma information for the fiscal year ended January 2, 1996, reflecting the elimination of $27,340 interest expense related to such indebtedness:

           Sales                                $  210,093
           Cost of sales                            67,763
           Selling, general and administrative     127,329
           Depreciation and amortization            14,002
           Special charges                          12,273
               Operating loss                      (11,274)
           Interest expense                            249
               Net loss                            (11,523)

           Loss per common share:
               Primary                               (0.24)
               Fully diluted                         (0.22)


                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

     ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

               The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the Shares being registered, all of which will be paid by the registrant. All amounts are estimates except the registration fee.

          Registration Fee . . . . . . . . . . . . . . . . .    $ 26,757
          Accounting Fees and Expenses . . . . . . . . . . .    $ 15,000
          Legal Fees and Expenses  . . . . . . . . . . . . .    $ 75,000
          Trustee Fees . . . . . . . . . . . . . . . . . . .    $  5,000
          Printing and Engraving Fees and Expenses . . . . .    $  5,000
          Miscellaneous  . . . . . . . . . . . . . . . . . .    $ 10,000
          Total  . . . . . . . . . . . . . . . . . . . . . .    $136,757

     ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Section 102(b)(7) of the General Corporation Law of Delaware enables a Delaware corporation to provide in its certificate of incorporation, and the Company has so provided in its Amended and Restated Certificate of Incorporation, for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that a director's liability is not eliminated or limited: (1) for any breach of the director's duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve an intentional misconduct or a knowing violation of law; (3) under Section 174 of the General Corporation Law of Delaware (which imposes liability on directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or (4) for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation further provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as amended.

          Section 145 of the General Corporation Law of Delaware empowers a corporation to indemnify any person who was or is a party or witness or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. If the person indemnified is not wholly successful in such action, suit or proceeding, but is successful, on the merits or otherwise, in one or more but less than all claims, issues or matters in such proceeding, he or she may be indemnified against expenses actually and reasonably incurred in connection with each successfully resolved claim, issue or matter. In the case of an action or suit by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or manner therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

          The By-laws of the Company provide that, to the fullest extent permitted by the General Corporation Law of the State of Delaware, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding of the type described above by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. No expenses will be paid in advance except, as authorized by the Board of Directors, to a director or officer for expenses incurred while acting in his or her capacity as a director or officer, who has delivered an undertaking to the corporation to repay all amounts advanced if it should be later determined that such director or officer was not entitled to indemnification. The By-laws further provide that the above rights of indemnification are not exclusive of any other rights of indemnification that a director or officer may be entitled to from any other source.

          Each current director has entered into an Indemnification Agreement dated as of January 2, 1996 by and between the Company and such director pursuant to which the Company will indemnify such director and hold such director harmless from any and all losses, expenses and fines to the fullest extent authorized, permitted or not prohibited (i) by the Delaware General Corporation Law or any other applicable law (including judicial, regulatory or administrative interpretations or readings thereof), the Company's Certificate of Incorporation or By-laws as in effect on the date of execution of the agreement or other statutory provision authorizing such indemnification that is adopted after January 2, 1996. In the event that after the date of the agreements the Company provides any greater right of indemnification, in any respect, to any other person serving as an officer or director of the Company, then such greater right of indemnification shall inure to the benefit of the respective director and shall be deemed to be incorporated in the relevant agreement as a basis for indemnity, at each director's election, together with the indemnity expressly set forth therein.

     ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

          On March 28, 1996, as part of the Restructuring, the Company issued to the Selling Security Holders, 47,432,731 shares of Common Stock in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

     ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits

     EXHIBITS                   DESCRIPTION
      *3.1 Amended and Restated Certificate of Incorporation of Furr's/Bishop's, Incorporated.

      *3.2     By-laws of Furr's/Bishop's, Incorporated.

     **3.3 Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Furr's/Bishop's,
               Incorporated.
    ***3.4     Second Certificate of Amendment to the Amended and
               Restated Certificate of Incorporation of
               Furr's/Bishop's, Incorporated.


       5.1     Opinion of Skadden, Arps, Slate, Meagher & Flom.

    **10.2 Warrant Agreement dated as of July 10, 1995 by and between Furr's/Bishop's, Incorporated and Chemical
               Bank.

      10.3 Consulting and Indemnity Agreement and General Release, dated as of June 7, 1996 by and between Kevin E. Lewis, Furr's/Bishop's, Incorporated and Cafeteria Operators, L.P.

   ***21.0     Subsidiaries of the Registrant.

  ****23.1 Consent of Deloitte & Touche LLP, as independent public accountants.

      23.2     Consent of Skadden, Arps, Slate, Meagher & Flom
               (included in their opinion filed as Exhibit 5.1).

  ****24.1 Power of Attorney (included in the Signature Page to this Registration Statement).

      27.1     Financial Data Schedule.

     (b)  Financial Statement Schedules

        Schedule              Description              Page

           II         Consolidated Valuation and        S-1
                      Qualifying Accounts

  ____________________
       * Incorporated by reference from the Registrant's Registration Statement or Form S-4, File No. 33-38978.
      ** Incorporated by reference from the Registrant's Registration
         Statement or Form S-4, File No. 33-92236.
     *** Incorporated by reference from the Registrant's Form 10-K for the fiscal year ended January 2, 1996.
    **** Filed herewith.



     ITEM 17.  UNDERTAKINGS.

          The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i)  To include any prospectus required by Section
          10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold as of the termination of the offering.

     The undersigned Registrant hereby undertakes that:

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new
     Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                 SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 7, 1996.

                              FURR'S/BISHOP'S INCORPORATED

                              By:  /s/  Kevin E. Lewis
                                 -------------------------------
                                   Kevin E. Lewis
                                   Chairman, President and Chief
                                   Executive Officer

                             POWER OF ATTORNEYS

               KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin E. Lewis, E.W. Williams, Jr. and Alton R. Smith, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and restitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

               PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


          Signature                     Title                 Date

      /s/ Kevin E. Lewis       Chairman, President and        August 7, 1996
      --------------------     and Chieff Executive Officer
       Kevin E. Lewis

      /s/      *               Director                       August 7, 1996
      --------------------
       E.W. Williams, Jr.

      /s/      *               Director                       August 7, 1996
      --------------------
       Russell A. Belinsky

      /s/      *               Director                       August 7, 1996
      --------------------
       Suzanne Hopgood

      /s/      *               Director                       August 7, 1996
      --------------------
       Gilbert C. Osnos

      /s/      *               Director                       August 7, 1996
      --------------------
       Kenneth R. Reimer

      /s/      *               Director                       August 7, 1996
      --------------------
       Sanjay Varma

      /s/ Alton R. Smith       Principal Accounting and       August 7, 1996
      --------------------     Principal Financial Officer
       Alton R. Smith

      /s/ Kevin E. Lewis
      --------------------
          Kevin E. Lewis
          Attorney-in-fact


    INDEPENDENT AUDITORS' REPORT

     To the Board of Directors and Stockholders
     Furr's/Bishop's, Incorporated
     Lubbock, Texas

     We have audited the consolidated balance sheets of Furr's/Bishop's, Incorporated and subsidiaries (the Company) as of January 2, 1996 and January 3, 1995 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the 52-week year ended January 2, 1996, the 53-week year ended January 3, 1995, and the 51-1/2-week year ended December 28, 1993, and have issued our report thereon dated March 28, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Part II, Item 16(b) of this Registration Statement. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

     /s/ Deloitte & Touche LLP
     -------------------------
     March 28, 1996
     Dallas, Texas


                                                             Schedule II

    FURR'S/BISHOP'S INCORPORATED AND SUBSIDIARIES

    CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
    (Dollars in Thousands)


                                      Additions
                                               Charged to
                       Balance at  Charged to  Other                  Balance
                       Beginning   Costs and   Accounts-   Deductions  at End
Description            of Period   Expenses    Describe    Describe   of Period

QUARTER ENDED
 APRIL 2, 1996:
Reserve for store
 closing               $  5,839    $   92      $    -      $  342(1)   $ 5,589

Allowance for
 doubtful accounts
 receivable            $     27    $    4      $    -      $     2(3)  $    29

Other valuation
 accounts              $      -    $    -      $    -      $     -     $     -

YEAR ENDED
 JANUARY 2, 1996:
Reserve for store
 closing               $  3,479    $4,155      $    -      $ 1,795(1)  $ 5,839

Allowance for
 doubtful
 accounts receivable   $     64    $   16(2)   $    -      $    21(3)  $    27

Other valuation
 accounts              $      -    $    -      $    -      $     -     $     -

YEAR ENDED
 JANUARY 3, 1995:
Reserve for
 store closing         $  4,749    $1,083      $    -      $ 2,353(1)   $3,479

Allowance for
 doubtful accounts
 receivable            $     35    $   29      $    -      $     -      $   64

Other valuation
 accounts              $      -    $    -      $    -      $     -      $    -

YEAR ENDED
 DECEMBER 28, 1993:
Reserve for
 store closing         $  3,450    $3,402       $   -     $  2,103(1)   $4,749

Allowance for
 doubtful accounts
 receivable            $    129    $  (83)(2)   $   -     $    (11)(3)  $   35

Other valuation
 accounts              $      -    $    -       $   -     $      -      $    -


    (1) Includes costs and expenses incurred during the year on closed units and severance payments.
    (2) Net adjustment reflects $23 expense for additional reserves and $106 reduction for related asset account being written off.
    (3) Net adjustment to the reserves to reflect revision of existing reserves and for establishing reserves for closing additional stores.
    (4) Includes costs and expenses incurred during the year on closed units of $3,131 and write-off of property, plant and equipment of $103.
    (5)  Related asset account was written off.

    See notes to the Company's consolidated financial statements.